As confidentially submitted to the Securities and Exchange Commission on September 23, 2025.
This Amendment No. 2 to the draft registration statement has not been publicly filed, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HSBC HYBRID GOLD ETF

A SERIES OF
HSBC PHYSICAL GOLD TRUST

(Exact name of registrant as specified in its charter)

Delaware	6221	33-7051399
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o HSBC Markets (USA) Inc.
66 Hudson Boulevard
New York, New York 10001

(212) 525-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o HSBC Markets (USA) Inc.
66 Hudson Boulevard
New York, New York 10001

(212) 525-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Erin E. Martin Rahul K. Patel Morgan, Lewis & Bockius LLP 101 Park Ave. New York, NY 10178 (609) 919-6600	Laura E. Flores Christopher D. Menconi Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue NW Washington, DC 20004 (202) 739-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated September 23, 2025

PRELIMINARY PROSPECTUS

Shares of HSBC Hybrid Gold ETF,
a series of HSBC Physical Gold Trust

The HSBC Hybrid Gold ETF (the “Fund”), a series of the HSBC Physical Gold Trust (the “Trust”), issues and offers shares (“Shares”) that represent units of fractional undivided beneficial interests in the net assets of the Fund. Only Shares of the Fund, and no other series of the Trust, as may be issued from time to time, are offered in this prospectus (“Prospectus”). The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The assets of the Fund consist primarily of gold bullion held by a custodian on behalf of the Fund. The Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets to an investment in gold.

The Trust is a Delaware statutory trust that was formed on [    ], 2025. HSBC Markets (USA) Inc. is the Sponsor of the Trust (the “Sponsor”). The Bank of New York Mellon (“BNY”) is the Administrator (the “Administrator”) and Transfer Agent (the “Transfer Agent”) of the Fund. [ ] also serves as the custodian of the Fund’s cash (the “Cash Custodian”), if any. HSBC Bank plc serves as the custodian (the “Gold Custodian”) of the Fund’s gold bullion. CSC Delaware Trust Company, a subsidiary of the Corporation Service Company, is the sole trustee of the Trust (the “Trustee”). HSBC Securities Inc. is the marketing agent of the Fund (the “Marketing Agent”).

The Fund seeks to hold only London Good Delivery gold bullion bars in accordance with the requirements of the London Bullion Market Association (“LBMA”).

The Fund intends to issue and offer Shares on a continuous basis. The Shares may be purchased from the Fund only in one or more blocks of 50,000 Shares (a “Creation Unit”). The Fund will issue Shares in Creation Units to institutional investors referred to as “Authorized Participants” on an ongoing basis. See “Plan of Distribution.” Creation Units will be offered continuously at the net asset value (“NAV”) for 50,000 Shares on the day that an order to create a Creation Unit is accepted by the Fund. The Shares will be issued in traditional book-entry form (“Traditional Shares”); provided, however, that at the time of purchase, Authorized Participants may elect to also hold some or all of the Shares comprising the Creation Unit as tokenized shares represented by an instruction token on a permissioned blockchain network maintained by the Transfer Agent’s blockchain system (“Tokenized Shares”). A Tokenized Share is a digital representation of a Traditional Share. Tokenized Shares do not represent a separate class or series of security. Each Tokenized Share represents one whole Share of the Fund in the same manner that a Traditional Share represents one whole Share of the Fund. As such, the Tokenized Shares confer the same rights and obligations as Traditional Shares. Holders that elect Tokenized Shares do not hold an additional or different security; rather, they hold the same Share. The only difference between the Tokenized Shares and Traditional Shares relates to recordkeeping. Traditional Shares are recorded in book-entry through DTC. Tokenized Shares are recorded directly on the Transfer Agent’s off-chain book-entry records and represented by an instruction token on the Transfer Agent’s internal, permissioned blockchain network. The instruction token is intended solely for administrative convenience as a method of initiating a transfer of Tokenized Shares and does not itself represent any economic interest in the Fund. An Authorized Participant that elects Tokenized Shares does not simultaneously hold a corresponding Traditional Share. The Transfer Agent’s off-chain book-entry records are reconciled with the blockchain network on a daily basis and reflect all Tokenized Share transactions. Holding Shares of the Fund in the form of Tokenized Shares affords an Authorized Participant the ability to engage in tokenized transactions with other Authorized Participants. See “Description of the Shares—Issuance and Form of Shares.” To the extent permissible under the federal securities laws and other applicable regulation, the Fund may in the future permit market participants other than Authorized Participants to hold the Fund’s Shares in the form of Tokenized Shares and/or migrate the Tokenized Shares to a public permissioned blockchain, thereby expanding the universe of potential users that may transact in Tokenized Shares. These features are not currently, and may never be, available to investors. These features would be subject to then-existing regulations and regulatory interpretations.

The Fund’s Shares will be offered to the public from time to time at varying prices that will reflect the price of gold and the trading price of the Shares on NYSE Arca, Inc. (“NYSE Arca”). The Shares are listed and trade on NYSE Arca under the symbol “HGT.” The market price for the Shares may be different from the NAV per share. Tokenized Shares will not trade on an exchange, and BNY will not facilitate trading nor act as a matching service. As a digital representation of the corresponding Traditional Shares, Tokenized Shares will not have value independent of the Traditional Shares.

The offering is intended to be a continuous offering and is not expected to terminate until three years from the date of the original offering, unless extended as permitted by applicable rules under the Securities Act of 1933, as amended. The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Gold Custodian, the Marketing Agent, or their respective affiliates. The Shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not required to register under such act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended (the “CEA”), and neither the Sponsor nor the Trustee are subject to regulation by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator or a commodity trading advisor with respect to the Fund.

On [      ], [      ] (the “Initial AP”), subject to certain conditions and acting as a statutory underwriter in connection with the initial purchase of Shares, deposited gold for the purchase of Seed Creation Units totaling [      ] Shares at the price equal to $[      ] per Share. Total proceeds to the Fund from the sale of the Seed Creation Units were [      ] ounces of gold. At contribution, the value of the gold deposited with the Fund was based on the LBMA Gold Price PM announced on [      ] of $[      ] per ounce of gold. Delivery of the Seed Creation Units was made on [      ].

The Initial AP intends to offer to the public its [      ] Shares at a per-Share offering price that will vary depending on, among other things, the price of gold and the trading price of the Shares on the NYSE Arca at the time of the offer. Shares offered by the Initial AP at different times may have different offering prices. Prior to this offering, there was no public market for the Shares. As of [      ], there were [      ] Shares outstanding.

The Trust is an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements.

Investing in the Shares involves significant risks and may not be suitable for certain investors. See “Risk Factors” starting on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered in this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                  , 2025.

This Prospectus contains information you should consider when making an investment decision about the Shares. You should only rely on the information contained in this Prospectus. The Trust and the Sponsor have not authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

Unless otherwise indicated, information contained in this Prospectus concerning the gold industry and market for gold bullion is based on information from independent industry and research organizations, other third-party sources and management estimates. Sponsor estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by reviewing such data and the Sponsor’s knowledge of the gold industry and market for gold bullion, which is believed to be reasonable. Although the Sponsor believes the data from these third-party sources is reliable, the Sponsor has not independently verified any third-party information. Projections, assumptions and estimates of the future performance of the gold industry, market for gold bullion, and the future performance of the Fund are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by the Sponsor.

i

The Shares are not registered for public sale in any jurisdiction other than the United States. Persons outside of the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Prospectus outside of the United States.

Authorized Participants may be required to deliver a prospectus when making transactions in the Shares.

See “Glossary of Defined Terms” for the definition of certain capitalized terms used in this prospectus.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus includes “forward-looking statements” that generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “it is likely,” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this Prospectus that address activities, events or developments that may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Fund’s operations, the functionality and utility of the Tokenized Shares, the Sponsor’s plans and references to the Fund’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions, and expected future developments, as well as other factors appropriate in the circumstances. Whether actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this Prospectus; general economic, market and business conditions; changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies; and other world economic and political developments. See “Risk Factors” starting on page 10. Consequently, all the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of the Shares. These forward-looking statements speak only as of the date of this Prospectus. The Trust, the Sponsor, and the Marketing Agent undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

ii

PROSPECTUS SUMMARY

The following is a summary of the Prospectus and while it contains material information about the Fund and the Shares, it does not contain or summarize all of the information about the Fund and the Shares contained in this Prospectus that is material and may be important to you. You should read this entire Prospectus, including “Risk Factors” beginning on page 10, before making an investment decision about the Shares.

Trust and Fund Structure

HSBC Physical Gold Trust (the “Trust”) was formed as a Delaware statutory trust on [      ], 2025. The Trust currently offers a single series, the HSBC Hybrid Gold ETF (the “Fund”). The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. The term of the Trust and the Fund is perpetual (unless terminated earlier in certain circumstances). CSC Delaware Trust Company, a subsidiary of the Corporation Service Company, serves as Trustee of the Trust. The material terms of the Agreement and Declaration of Trust between the Trustee and the Sponsor (the “Declaration of Trust”) are discussed in greater detail under the section “The Declaration of Trust.”

The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [      ]% of the Fund’s NAV. To achieve the Fund’s investment objective, the Fund seeks to hold London Good Delivery gold bullion bars in accordance with the requirements of the LBMA.

The Fund is not a proxy for investing in physical gold. Rather, the Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets that is similar to an investment in gold. An investment in physical gold requires costly and potentially complex arrangements and accommodations such as those in connection with the assay, transportation, warehousing and insurance of precious metals. As a result of these expenses and complexities, direct investments in physical gold are generally cost-effective only in amounts that are cost prohibitive to many investors. An investment in the Shares is intended to remove these traditional barriers to a cost-effective investment in physical gold by providing an investment with a value that reflects the price of the gold owned by the Fund, less the Fund’s expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative means of exposure to the price of gold that allows a level of participation in the gold market through the securities market.

There are actual and potential conflicts of interest inherent in the Fund’s structure that you should consider before purchasing Shares. The Sponsor manages the Fund’s business and affairs. The Fund does not have a board of directors or its own executive officers and accordingly is reliant on the Sponsor to resolve any conflicts that may arise between the Sponsor and its affiliates on the one hand and the Fund on the other hand in good faith. Examples of potential conflicts include, among others, conflicts arising from the Trust’s indemnification of the Sponsor and its affiliates pursuant to the terms of the Declaration of Trust. The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Fund. See “Risk Factors—General Risks—Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.”

Shares of the Fund represent units of fractional undivided beneficial interest in and ownership of the Fund and will be offered on a continuous basis. The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants. The Fund’s Shares will trade under the ticker symbol “HGT” on NYSE Arca. The Fund’s Shares may, from time to time, also be listed and trade on other securities exchanges. Authorized Participants and other investors will buy and sell Shares in the secondary market, largely in response to changing demand for Shares. The principal offices of the Trust and the Fund are located at 66 Hudson Boulevard, New York, New York 10001.

Tokenized Shares Election

In connection with the issuance of a Creation Unit, Authorized Participants who have entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. We believe the benefits of holding Tokenized Shares include:

•	Improved Transparency and Security: Utilizing a permissioned blockchain for recording Tokenized Shares ensures that all Tokenized Share transactions are securely logged in an immutable format. This significantly mitigates the risk of fraud and enhances overall market integrity.

•	Enhanced Liquidity and Efficiency for Authorized Participants: Tokenized Shares may minimize the time and costs typically associated with conventional trading methods. Tokenized Shares also have the ability to be traded beyond traditional stock exchange hours, which could result in increased liquidity that may attract a wider array of investors and bolster market efficiency. Tokenized Shares will not trade on an exchange, and BNY will not facilitate trading nor act as a matching service.

•	Foundation for Access to Innovative Financial Products: Holders of Tokenized Shares may gain entry to a diverse array of investment opportunities, including real-time trading capabilities. This access is not only expected to enhance portfolio diversification but also align with contemporary investment strategies, catering to the evolving needs of modern investors.

Instructions to transfer Tokenized Shares may be made and received at any time to and from other Authorized Participants who have similarly entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund. There is no minimum number of Tokenized Shares required to process a transfer, and the Fund does not require that transfers be transacted at the Fund’s NAV per Share. In connection with the issuance of a Creation Unit, Authorized Participants may elect to also hold some or all of the Shares comprising the Creation Unit in the form of Tokenized Shares. A Tokenized Share is a digital representation of a Traditional Share, which is represented as an instruction token on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. Each Tokenized Share represents one whole Share of the Fund in the same manner that a Traditional Share represents one whole Share of the Fund. As such, the Tokenized Shares confer the same rights and obligations as Traditional Shares. Records of all Tokenized Share transactions will be maintained on the blockchain network as a supplemental record to a Traditional Share transaction in the official off-chain book-entry records maintained by the Transfer Agent. In the future, Authorized Participants may also elect to hold some or all of their Traditional Shares as Tokenized Shares after the issuance of a Creation Unit by submitting a request to the Transfer Agent. The Fund may in the future permit market participants other than Authorized Participants to hold the Fund’s Shares in the form of Tokenized Shares and/or migrate the Tokenized Shares to a public permissioned blockchain, thereby expanding the universe of potential users that may transact in Tokenized Shares. These features are not currently, and may never be, available to investors. These features would be subject to then-existing regulations and regulatory interpretations.

The Fund’s Key Service Providers

The Sponsor

The Sponsor of the Trust and the Fund is HSBC Markets (USA) Inc., a Delaware corporation. [HSBC Holdings plc], a public limited company incorporated in England, is the ultimate parent company of the Sponsor. Under the Delaware General Corporation Law and the governing documents of the Sponsor, the Sponsor’s parent company is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the parent company of the Sponsor. The Shares are not obligations of, and are not guaranteed by, the Sponsor or any of its affiliates.

The Sponsor is responsible for establishing the Fund and for the registration of the Shares. The Sponsor will generally oversee the performance of the Fund’s key service providers but will not exercise day-to-day oversight over such service providers. The Sponsor will maintain a public website on behalf of the Fund, containing information about the Fund and the Shares. The Fund’s website is [      ]. This website is only provided here as a convenience to you, and the information contained on or connected to the Fund’s website is not considered part of this Prospectus.

The general role and responsibilities of the Sponsor, as well as the principals and key personnel of the Sponsor, are discussed in greater detail under the section “The Declaration of Trust — The Sponsor.”

The Administrator

The Administrator of the Fund is The Bank of New York Mellon. The Administrator is generally responsible for the day-to-day administration and operation of the Fund, including the calculation of the NAV of the Fund and the NAV per Share. The general role and responsibilities of the Administrator are discussed in greater detail under the section “Description of Key Service Providers — The Administrator.”

The Transfer Agent

The Transfer Agent is Bank of New York Mellon. The Transfer Agent serves as the Fund’s transfer agent in connection with creation and redemption transactions of Shares. The Transfer Agent receives and processes orders from Authorized Participants to create and redeem Creation Units and coordinates the processing of such orders with the Gold Custodian. The Transfer Agent also facilitates the fulfillment of elections to receive Tokenized Shares and is responsible for maintaining the official ownership record of Tokenized Shares via traditional book-entry recordkeeping and reconciliation and supplemental recordkeeping on the Transfer Agent’s integrated permissioned blockchain network. Similar to traditional fund recordkeeping systems, all Fund and shareholder records in the permissioned blockchain system are under the full and complete control of the Transfer Agent. The general role and responsibilities of the Transfer Agent are discussed in greater detail under the section “Description of Key Service Providers — The Transfer Agent.”

The Cash Custodian

The custodian of the Fund’s cash, if any, is [            ]. The Cash Custodian is generally responsible for establishing and maintaining one or more cash accounts for the Fund. The Cash Custodian also maintains books and records segregating the assets of the Fund from the assets of any other series of the Trust. The general role and responsibilities of the Cash Custodian are discussed in greater detail under the section “Description of Key Service Providers — The Cash Custodian.”

The Gold Custodian

HSBC Bank plc serves as the Gold Custodian of the Fund. The Gold Custodian is responsible for safekeeping the gold bullion owned by the Trust. The Gold Custodian is a market maker, clearer, and approved weigher of gold under the rules of the LBMA. The Gold Custodian is an affiliate of the Sponsor. The general role, responsibilities and regulation of the Gold Custodian are further described in section “Description of Key Service Providers — The Gold Custodian.”

The Marketing Agent

The Marketing Agent is HSBC Securities Inc. The Marketing Agent, an affiliate of the Sponsor, assists the Sponsor in marketing the Shares. The Marketing Agent is a registered broker-dealer with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The Fund’s Objective

The Fund’s investment objective is for the Shares to reflect the performance of the price of gold bullion, less the expenses of the Fund’s operations. The Fund pays the Sponsor an annual fee of [            ]%, which is the Fund’s only ordinary recurring expense. It is expected that, for many investors, the costs associated with buying and selling the Shares in the secondary market and the payment of the Fund’s ongoing expenses will be lower than the costs associated with buying and selling gold bullion and storing and insuring gold bullion in a traditional allocated gold bullion account. The Shares are designed for investors who want a cost-effective and convenient way to invest in gold. The Shares trade on NYSE Arca and provide institutional and retail investors with indirect access to the gold bullion market. They may be bought and sold on NYSE Arca like any other exchange-listed securities and regularly trade until 4:00 p.m. Eastern time.

Summary Risk Factors

An investment in the Shares is subject to many risks, as more fully described in the “Risk Factors” section immediately following this “Prospectus Summary” section. These risks include, among others:

Risks Related to Investments in Gold

•	An investment in the Fund is subject to market risk with respect to the gold markets.

•	The Fund is not a diversified investment and, therefore, may be more volatile than other investments.

•	Adverse developments in gold bullion trading prices may affect the value of an investment in the Fund.

Risks Related to the Shares

•	An active and liquid market for the Shares of the Fund may not develop or be sustained.

•	The Shares may trade at a price that is at, above or below the NAV per Share and any discount or premium in the trading price relative to the NAV per Share may widen as a result of non-concurrent trading hours between the Commodity Exchange Inc. (the “COMEX”) and NYSE Arca.

•	If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, or unanticipated operational or trading problems arise, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of gold may not exist and, as a result, the price of the Shares may fall.

•	The amount of gold represented by each Share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor’s Fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Shares will also decline, and you will lose money on your investment in Shares.

Risks Related to the Tokenized Shares

•	If an Authorized Participant chooses to have its investment in the Fund represented in the form of Tokenized Shares, those Tokenized Shares will be subject to additional risks not applicable to Traditional Shares.

•	There may be limited opportunities to transact in Tokenized Shares and such transactions are not required to occur at NAV.

•	The Trust does not control the blockchain that records the Tokenized Shares.

•	Real or perceived errors, bugs, or failures in the blockchain that records the Tokenized Shares could adversely affect the liquidity of the Shares and transactions of Tokenized Shares.

•	The functionality of the blockchain recording the transactions of the Tokenized Shares relies on the internet and the availability and integrity of information technology systems. A significant disruption of internet connectivity or functionality, or a disruption to information technology systems, could adversely affect the ability to effect transactions of Tokenized Shares.

•	Perceived or actual cyberattacks and other security risks relating to the blockchain on which the Tokenized Share transactions are recorded could adversely affect the Shares, including their liquidity, markets, actual and perceived value, and trading price.

Risks Related to the Fund and its Operations

•	The Fund is a passive investment vehicle and is not actively managed.

•	An investment in the Fund has inherent costs, which may detract significantly from Fund’s investment results.

•	The Sponsor may amend the Declaration of Trust without the consent of the Shareholders.

Risks Related to the Custody of Gold

•	The Fund will rely on the Gold Custodian for the safekeeping of essentially all of the Fund’s gold bullion. As a result, failure by the Gold Custodian to exercise due care in the safekeeping of the Fund’s gold bullion could result in a loss to the Fund.

•	The value of the Shares will be adversely affected if gold owned by the Fund is lost or damaged in circumstances in which the Fund is not in a position to recover the corresponding loss.

Emerging Growth Company Status

The Trust is an “emerging growth company,” as defined in the JOBS Act. For as long as the Trust is an emerging growth company, the Trust may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in the Trust’s periodic reports and audited financial statements in this prospectus, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on “golden parachute” compensation and exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless otherwise determined by the SEC, any new audit rules adopted by the Public Company Accounting Oversight Board.

Under the JOBS Act, the Trust will remain an emerging growth company until the earliest of: the last day of the fiscal year during which the Trust has total annual gross revenues of $1.235 billion or more; the last day of the fiscal year following the fifth anniversary of the completion of this offering; the date on which the Trust has, during the previous three-year period, issued more than $1 billion in non-convertible debt; or the date on which the Trust is deemed to be a “large accelerated filer” (i.e., an issuer that (1) has more than $700 million in outstanding equity held by non-affiliates and (2) has been subject to the reporting requirements of the Exchange Act for at least 12 calendar months and has filed at least one annual report on Form 10-K.)

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. The Trust is choosing to opt out of this extended transition period and, as a result, the Trust will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that the Trust’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Principal Offices

The Fund’s office is located at 66 Hudson Boulevard, New York, New York 10001 and its telephone number is (212) 525-5000. The Sponsor’s office is located at 66 Hudson Boulevard, New York, New York 10001 and its telephone number is (212) 525-5000. The Trustee’s office is located at 251 Little Falls Drive, Wilmington, DE 19808. The Administrator’s and the Transfer Agent’s office is located at 240 Greenwich Street, New York, New York 10286. The Gold Custodian’s office is located at [ ]. The Cash Custodian’s office is located at [ ]. The Marketing Agent’s office is located at 66 Hudson Boulevard, New York, New York 10001.

THE OFFERING

Offering	The Shares represent units of fractional undivided beneficial interest in and ownership of the Fund.
Use of Proceeds

Proceeds received by the Fund from the issuance and sale of Creation Units, including the Seed Creation Units issued to the Initial AP, will consist of gold bullion deposits. During the life of the Fund such proceeds will only be (1) held by the Fund, (2) disbursed or sold as needed to pay the Fund’s ongoing expenses, and (3) distributed to Authorized Participants in connection with the redemption of Creation Units.

NYSE Arca Symbol	HGT
CUSIP	[ ]
Creation and Redemption

The Fund expects to issue and redeem the Shares from time to time, but only in large aggregations of Shares (as of the date of this Prospectus, 50,000 Shares) referred to as Creation Units. Creation Units may be created or redeemed only by Authorized Participants. The creation and redemption of Creation Units require the delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The dollar amount of a Creation Unit is a function of the NAV of the number of Shares included in the Creation Unit. The initial amount of gold bullion required for deposit with the Fund to create Shares was [ ] per Creation Unit. The number of ounces of gold bullion required to create a Creation Unit or to be delivered upon the redemption of a Creation Unit gradually decreases over time, due to the accrual of the Fund’s expenses and the sale of the Fund’s gold bullion to pay the Fund’s expenses. Authorized Participants will pay a transaction fee for each order to create or redeem Creation Units. Authorized Participants may sell the Shares included in the Creation Units they create to other investors. See the section “Creations and Redemptions” for more details.

Tokenized Shares Election

In connection with the issuance of a Creation Unit, Authorized Participants who have entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. Instructions to transfer Tokenized Shares may be made and received at any time to and from other Authorized Participants who have similarly entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund. There is no minimum number of Tokenized Shares required to process a transfer, and the Fund does not require that transfers be transacted at the Fund’s NAV per Share. In connection with the issuance of a Creation Unit, Authorized Participants may elect to also hold some or all of the Shares comprising the Creation Unit in the form of Tokenized Shares. A Tokenized Share is a digital representation of a Traditional Share, which is represented as an instruction token on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. Each Tokenized Share represents one whole Share of the Fund in the same manner that a Traditional Share represents one whole Share of the Fund. As such, the Tokenized Shares confer the same rights and obligations as Traditional Shares. Records of all Tokenized Share transactions will be maintained on the blockchain network as a supplemental record to a Traditional Share transaction in the official off-chain book-entry records maintained by the Transfer Agent. In the future, Authorized Participants may also elect to hold some or all of their Traditional Shares as Tokenized Shares after the issuance of a Creation Unit by submitting a request to the Transfer Agent. The Fund may in the future permit market participants other than Authorized Participants to hold the Fund’s Shares in the form of Tokenized Shares and/or migrate the Tokenized Shares to a public permissioned blockchain, thereby expanding the universe of potential users that may transact in Tokenized Shares. These features are not currently, and may never be, available to investors. These features would be subject to then-existing regulations and regulatory interpretations.

Net Asset Value

The NAV of the Fund is the aggregate value of the Fund’s assets less its liabilities (which include estimated accrued but unpaid fees and expenses). The NAV of the Fund is calculated based on the price of gold per ounce times the number of ounces of gold the Fund owns. For purposes of calculating NAV, the number of ounces of gold the Fund owns reflects the amount of gold delivered into (or out of) the Fund on a daily basis by Authorized Participants creating and redeeming Shares. Except as otherwise described herein, in determining the Fund’s NAV, the Administrator generally will value the gold bullion the Fund holds on the basis of the LBMA Gold Price PM. If no LBMA Gold Price PM is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 p.m. Eastern standard time on a particular evaluation day, the next most recent LBMA Gold Price (AM or PM) will be used to determine the Fund’s NAV, unless the Sponsor determines in good faith that such price does not fairly reflect the value of gold bullion—for example, due to a market disruption, extraordinary event, or known pricing anomaly.

In such cases, the Sponsor may identify an alternate basis for valuation. In making such determination, the Sponsor may consider factors such as prevailing spot prices, dealer or broker quotes, electronic trading data from major market participants, or other observable inputs from unaffiliated pricing sources. Any such determination will be made in accordance with the Sponsor’s internal practices and is intended to result in a NAV that reasonably reflects the fair market value of the Fund’s assets.

The Administrator will also determine the NAV per Share, which equals the NAV of the Fund, divided by the number of outstanding Shares.

Purchases and Sales in the Secondary Market

The Shares of the Fund will be listed and traded on NYSE Arca. Shares may, from time to time, also be listed and trade on other securities exchanges.

Creation Units of Shares in the Fund may be created or redeemed only by Authorized Participants. It is expected that Creation Units in the Fund will be created when there is sufficient demand for Shares in the Fund as when, for example, the market price per Share is at a premium to the NAV per Share. Authorized Participants are expected to sell such Shares to investors at prices that are expected to reflect, among other factors, the intra-day value of gold and the supply of and demand for Shares at the time of sale. Similarly, it is expected that Creation Units in the Fund will be redeemed when the market price per Share of the Fund is at a discount to the NAV per Share. Retail investors seeking to purchase or sell Shares on any day are expected to effect such transactions in the secondary market, on NYSE Arca or other national securities exchanges, at the market price per Share, rather than in connection with the creation or redemption of Creation Units.

The market price of the Shares is not identical to the end-of-day NAV per Share. However, the market price per Share is expected to be close to the intra-day value of the Fund. Information regarding the market price of the Shares will be provided on the Fund’s website at [ ].

Investors are able to use the indicative intra-day value (“IIV”) per Share as a reference to help determine if they want to purchase or sell Shares in the secondary market. ICE Data Services calculates and disseminates the IIV approximately every 15 seconds. The IIV per Share should not be viewed as a real-time update of the Fund’s NAV, which is calculated once a day. The IIV per Share is not calculated by the Fund and the Fund makes no representation or warranty as to the accuracy of the IIV per Share. Retail investors may purchase and sell Shares through traditional brokerage accounts or other intermediaries. Purchases or sales of Shares may be subject to customary brokerage commissions and other transaction charges. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The Tokenized Shares will not trade on an exchange. Each Tokenized Share represents one whole Share of the Fund in the same manner that a Traditional Share represents one whole Share of the Fund. As such, the Tokenized Shares confer the same rights and obligations as Traditional Shares.

Fund Expenses

The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [ ]% of the NAV of the Fund. The Sponsor’s annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund’s expenses will reduce the NAV of the Fund.

Sponsor Fees

The Sponsor will receive an annual fee equal to [ ]% of the daily NAV of the Fund. The Sponsor’s compensation is paid in consideration of the Sponsor’s (i) services under the Sponsor Agreement and the Declaration of Trust and (ii) the payment by the Sponsor of the ordinary fees and expenses of the Fund, including but not limited to, the fees charged by the Administrator, the Gold Custodian and the Trustee and a licensing fee paid by the Sponsor to Precidian. The Sponsor shall not be required to pay any extraordinary or non-routine expenses. Extraordinary expenses are fees and expenses which are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Fund. Routine operational, administrative and other ordinary expenses are not deemed extraordinary expenses.

Voting Rights	Under the Declaration of Trust, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion from time to time.
Conversion of Tokenized Shares into Traditional Shares

The Sponsor may request that the Transfer Agent convert any Tokenized Shares into Traditional Shares at any time in its sole discretion. The Sponsor may convert Tokenized Shares into Traditional Shares if one of the following events occurs:

•      the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent;

•      the Tokenized Shares cease to operate as intended; or

•      the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way.

For additional information related to the Tokenized Shares, see “Risk Factors – Risks Related to the Tokenized Shares.”

Termination Events

The Sponsor may terminate and liquidate the Fund or the Trust for any reason in its sole discretion. The Sponsor would likely terminate and liquidate the Fund if one of the following events occurs:

•      The Depository Trust Company (“DTC”), the securities depository for the Traditional Shares, is unwilling or unable to continue as the securities depository for the Traditional Shares and the Sponsor determines that no suitable replacement is available;

•      The Shares are de-listed from NYSE Arca and are not listed for trading on another U.S. national securities exchange within five Business Days from the date the Shares are delisted; or

•      The Fund fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust.

For additional information relating to resignation of the Gold Custodian, see “Risk Factors —Risks Related to the Custody of Gold—Resignation of the Gold Custodian would likely lead to the termination of the Fund if no successor is appointed.”

Upon the termination of the Fund, the Sponsor will, within a reasonable time after the termination of the Fund, sell all of the gold bullion not already distributed to Authorized Participants redeeming Creation Units, if any, and, after paying or making provision for the Fund’s liabilities, distribute the proceeds to the Shareholders. See “The Declaration of Trust — Termination of the Trust or the Fund.”

Authorized Participants

Creation Units may be created or redeemed only by Authorized Participants. Each Authorized Participant must (1) be a registered broker-dealer or other securities market participant such as a bank or other financial institution that is not required to register as a broker-dealer to engage in securities transactions, (2) be a DTC Participant, (3) have entered into an agreement to create and redeem the Fund’s Shares, referred to as a “Participant Agreement,” and (4) enter into a Global Custody Agreement with BNY. The Participant Agreement provides the procedures for the creation and redemption of Creation Units, for the delivery of gold bullion required for such creations or redemptions, and for the election to hold the Fund’s Shares in the form of Tokenized Shares and for the transfer of such Tokenized Shares. A list of the current Authorized Participants can be obtained from the Administrator or the Sponsor. See “Creation and Redemption of Shares” for more details.

Clearance and Settlement

Authorized Participants may elect with the Transfer Agent to record beneficial ownership of Shares in the form of (1) Traditional Shares evidenced by book-entry positions on DTC’s book-entry registration and transfer system or (2) Tokenized Shares reflected on the Fund’s books and records held by the Transfer Agent and represented on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system. Shareholders may hold their Traditional Shares through DTC, if they are DTC Participants, or indirectly through entities that are DTC Participants.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this Prospectus, including the Fund’s financial statements and the related notes. There can be no assurance that the Fund will meet its investment objective, achieve profits or avoid losses.

Risks Related to Investments in Gold

An investment in the Fund is subject to market risk with respect to the gold markets.

Market risk refers to the risk that the market price of gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably. The market price of gold bullion has been historically volatile, and fluctuations are expected to have a direct impact on the value of the Shares.

For example, gold closed at $1,282.90 per ounce on January 2, 2019, rose to $1,546.10 per ounce in early September 2019, and reached a then-record high of $2,067.15 per ounce on August 6, 2020. On March 8, 2022, amid rising inflation and geopolitical uncertainty, the gold price again exceeded $2,040 per ounce, before falling below $1,630 per ounce in September 2022. In December 2023, the LBMA PM Benchmark reached a new all-time high of $2,069.40 per ounce. These price movements reflect the inherent volatility in the gold market, which may be influenced by macroeconomic developments, global events, or investor sentiment.

Historical fluctuations in gold prices are not a reliable indicator of future performance. The price of gold may be affected by a wide range of factors, including changes in the value of the U.S. dollar, inflation expectations, central bank policy, supply and demand dynamics, geopolitical events, and real or speculative investor interest. As a result, the Fund’s NAV and the value of the Shares may be adversely affected by changes in the market price of gold bullion.

The Fund is not a diversified investment and, therefore, may be more volatile than other investments.

An investment in the Fund is not intended as a complete investment plan. Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time. The price of gold can be volatile because gold is comparatively less liquid than other commodities. An investment in the Fund may be deemed speculative. An investment in the Fund should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Fund. Investors should review closely the objective and strategy, the investment and operating restrictions of the Fund and familiarize themselves with the risks associated with an investment in the Fund.

Adverse developments in gold bullion trading prices may affect the value of an investment in the Fund.

One or more factors such as global gold supply and demand, exchange rate and interest rate volatility and inflation expectations may lead to a decrease in gold bullion trading prices. A decline in gold prices would have a negative impact on the Fund’s NAV and Shares.

Economic or other events could result in large-scale sales of gold, which could decrease the price of gold and the value of an investment in the Fund.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the Fund. The 2008 financial crisis resulted in significantly depressed prices of gold, primarily due to forced sales and deleveraging by institutional investors. Future events or crises may similarly affect gold’s price performance, which would, in turn, adversely affect an investment in the Fund.

The Fund is subject to the risk that the Fund’s gold bullion may be sold at low prices to pay expenses.

The Fund’s gold bullion may be sold by the Sponsor to pay Fund expenses that are due regardless of the current gold prices. The Fund is not an actively managed investment and does not produce income that could be used to pay expenses. The Sponsor will make no attempt to buy or sell gold bullion to protect against or to take advantage of fluctuations in the price of gold. Therefore, the Fund’s gold bullion may be sold at a time when the gold price is low, which could result in a loss to the Fund.

Temporary increases in the price of gold due to purchases of gold bullion to deliver to the Fund in exchange for Creation Units may adversely affect the Fund.

Purchasing activity associated with acquiring the gold bullion required for deposits into the Fund in connection with the creation of Creation Units, and purchasing activity of other market participants, may temporarily increase the market price of gold, which would likely result in higher prices for the Shares. Other market participants may attempt to benefit from an increase in the market price of gold that may result from increased purchasing activity of gold connected with the issuance of Creation Units. Consequently, the market price of gold may decline immediately after Creation Units are created. If the price of gold declines, it will have a negative impact on the value of the Fund.

The price of gold may be affected by the sale of gold by exchange-traded products (“ETPs”) or other exchange-traded vehicles tracking gold markets.

Large redemptions of the securities of existing ETPs or other exchange-traded vehicles tracking gold markets, which represent a significant proportion of demand for physical gold bullion, could negatively affect gold bullion prices and the price and NAV of the value of the Fund’s Shares.

Substantial sales of gold by the “official” sector could adversely affect the value of an investment in the Shares.

The “official” sector (i.e., central banks, other governmental agencies, and multi-lateral institutions) buys, sells, and holds gold as part of their reserve assets. The official sector holds a significant amount of gold, most of which is held in vaults and is not bought, sold, leased, swapped, or otherwise mobilized in the open market. In the event that future economic, political, or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market. This could decrease the price of gold significantly, which would adversely affect an investment in the Fund.

Future governmental decisions may have significant impact on the price of gold, which may result in a significant decrease or increase in the value of the net assets and the net asset value of the Trust.

Generally, gold prices reflect the supply and demand for available gold. Governmental decisions, such as the executive order issued by the President of the United States in 1933 requiring all persons in the United States to deliver gold to the Federal Reserve or the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of gold and the price of gold. Future governmental decisions may have an impact on the price of gold and may result in a significant decrease or increase in the value of the net assets and the net asset value of the Trust. Further regulations applicable to U.S. banks and non-U.S. bank entities operating in the United States with respect to their trading in physical commodities, such as precious metals, may further impact the price of gold in the United States.

Geopolitical tensions or conflicts affecting significant gold producers could result in a decline in the price of gold and adversely affect the value of an investment in the Shares.

Global or regional military conflicts or acts of aggression, including Russia’s military invasion of Ukraine in February 2022, may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt trading markets and/or supply chains, and result in protracted volatility, which could have an adverse effect on the value of the Fund’s investments. Specifically, in the aftermath of Russia’s invasion of Ukraine, gold prices experienced increased volatility. The extent and duration of Russia’s military actions and the repercussions of such actions (including any retaliatory actions or countermeasures that may be taken by countries or entities subject to sanctions, including cyberattacks) are impossible to predict. These and any related events could significantly impact the Fund’s performance and the value of an investment in the Fund. Similar events in the future, particularly where unanticipated by markets, could cause volatility in precious metals markets and the price of gold and may have a negative impact on the Fund’s performance and the value of an investment in the Shares.

Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could offset the value of the gold bullion held by the Fund and could have an adverse effect on the methodology used to calculate an investment in the Fund.

Because the objective of the Trust is to reflect the performance of the price of gold, any disruptions affecting the processes related to how the market determines the price of gold will have an effect on the value of the Shares.

The LBMA Gold Price is determined twice each Business Day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by ICE Benchmark Administration (“IBA”), an independent specialist benchmark administrator appointed by the LBM. The IBA oversees a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time. The Fund’s NAV is determined each day that the Fund’s principal market, NYSE Arca, is open for regular trading, based on the price of gold per ounce applied against the number of ounces of gold owned by the Fund. In determining the Fund’s NAV, the Administrator generally will value the gold bullion held by the Fund based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM).

Tariffs, trade disputes, and other governmental actions could increase the Fund’s costs, disrupt gold markets, and adversely affect the value of the Shares.

Government actions, including tariffs, duties, import or export restrictions, embargoes, sanctions, or other trade limitations, could materially increase the cost of acquiring or delivering gold in connection with the creation or redemption of Shares, including gold in transit for settlement. Such measures could delay or disrupt creations and redemptions, reduce liquidity in the Shares, and adversely affect the Fund’s NAV. Trade disputes and retaliatory measures may also reduce international trade, increase currency volatility, and weaken investor confidence, which could negatively affect gold prices and the value of the Shares.

In the event the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund’s NAV and the value of an investment in the Shares could be adversely affected. Any future developments in the benchmark, to the extent they have a material impact on the LBMA Gold Price PM, could adversely affect the Fund’s NAV and the value of an investment in the Shares.

Further, the calculation of the LBMA Gold Price PM is not an exact process. Rather, it is based upon a procedure of matching orders from participants in the auction process and their customers to sell gold with orders from participants in the auction process and their customers to buy gold at particular prices.

The LBMA Gold Price PM does not, therefore, purport to reflect each buyer or seller of gold in the market, and does not purport to set a definitive price for gold at which all orders will take place on that particular day or time. All orders placed into the auction process will be executed on the basis of the price determined pursuant to the LBMA Gold Price PM auction process (provided that orders may be cancelled, increased or decreased while the auction is in progress). It is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Gold Price PM on any given date.

If concerns about the integrity or reliability of the LBMA Gold Price PM arise, even if eventually shown to be without merit, such concerns could adversely affect investor interest in gold and therefore adversely affect the price of gold and the value of an investment in the Shares. Because the Fund’s NAV is determined using the LBMA Gold Price PM, discrepancies in or manipulation of the calculation of the LBMA Gold Price PM could have an adverse impact on the value of an investment in the Shares. Any concern about the integrity or reliability of the pricing mechanism could disrupt trading in gold and products using the LBMA Gold Price PM, such as the Shares. These concerns could potentially lead to both changes in the manner in which the LBMA Gold Price PM is calculated and/or the discontinuance of the LBMA Gold Price PM altogether. Each of these factors could lead to less liquidity or greater price volatility for gold and products using the LBMA Gold Price PM, such as the Shares, or otherwise could have an adverse impact on the trading price of the Shares.

The LBMA Gold Price AM and LBMA Gold Price PM are regulated by the Financial Conduct Authority of the United Kingdom (the “FCA”).

As of the date of this prospectus, the Sponsor has no reason to believe that the LBMA Gold Price PM will not fairly represent the price of the gold held by the Trust. Should this situation change, the Sponsor expects to use the powers granted by the Trust’s governing documents to seek to replace the LBMA Gold Price PM with a more reliable indicator of the value of the Trust’s gold. There is no assurance that such alternative value indicator will be identified, or that the process of changing from the LBMA Gold Price PM to a new benchmark price will not adversely affect the price of the Shares.

Risks Related to the Shares

An active and liquid market for the Shares of the Fund may not develop or be sustained.

There is no established trading market for the Fund’s Shares in the United States. Although the Shares are listed for trading on NYSE Arca there is no guarantee that an active trading market will develop. Shareholders therefore have limited access to information about prior market history on which to base their investment decision. If an active trading market for the Shares does not develop, the market prices and liquidity of the Shares may be adversely affected. If an investor needs to sell Shares at a time when no active market for Shares exists, or there is a halt in trading of securities generally or the Shares, this will most likely adversely affect the price the investor receives for the Shares (if the investor is able to sell them). Even if an active trading market for the Shares develops, the market value for the Shares may be highly volatile and could be subject to wide fluctuations after this offering, and therefore, it is difficult to predict the price at which the Shares will trade.

In addition, only Authorized Participants who have entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. As such, the ability to transact directly in Tokenized Shares will be limited to transfers among the Fund’s Authorized Participants. An Authorized Participant must be aware of other Authorized Participants who are available to enter into peer-to-peer transfers and the Fund will not play any role in facilitating these transfers. The Tokenized Shares will not trade on an exchange, and BNY will not facilitate trading nor act as a matching service. The factors collectively may limit the market and liquidity for Tokenized Shares. In addition, initially, conversion between Tokenized Shares and Traditional Shares may only be initiated by the Sponsor in the event of an outage or impairment of the blockchain system supporting the Tokenized Shares. In the future, conversions between Tokenized Shares and Traditional Shares will be supported by the Transfer Agent on request from the Authorized Participants and have no effect on the total Shares outstanding or on any holder’s proportionate interest. When Authorized Participants convert their holdings into Tokenized Shares, there will be fewer Traditional Shares available for trading on NYSE Arca, which may also impact the market and liquidity for Traditional Shares.

The Shares may trade at a price that is at, above, or below the NAV per Share and any discount or premium in the trading price relative to the NAV per Share may widen as a result of non-concurrent trading hours between the COMEX and NYSE Arca.

The Shares may trade at, above or below the NAV per Share. The NAV per Share fluctuates with changes in the market value of the Fund’s assets. The trading price of the Shares fluctuates in accordance with changes in the NAV per Share as well as market supply and demand. The amount of any discount or premium in the trading price relative to the NAV per Share may be influenced by non-concurrent trading hours between the COMEX and NYSE Arca. While the Shares trade on NYSE Arca until 4:00 p.m. Eastern standard time, liquidity in the global gold market may be reduced after the close of the COMEX at 1:30 p.m. Eastern standard time. As a result, after 1:30 p.m. Eastern standard time, trading spreads and the resulting premium or discount on the Shares may widen.

Because Shares can be created and redeemed in Creation Units at NAV, however, the Sponsor believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term. While the creation/redemption feature is designed to make it more likely that Shares normally will trade on stock exchanges at prices close to the Fund’s next calculated NAV, exchange prices are not expected to correlate exactly with the Fund’s NAV due to timing reasons, supply and demand imbalances, and other factors. Disruptions to creations and redemptions, including disruptions at market makers or Authorized Participants, or to market participants or during periods of significant market volatility, may result in trading prices for Shares that differ significantly from NAV.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, or unanticipated operational or trading problems arise, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of gold may not exist and, as a result, the price of the Shares may fall.

If the process for the creation and redemption of Shares by Authorized Participants (which depends on, among other things, timely transfers of gold bullion to and by the Gold Custodian) encounters any unanticipated difficulties, potential market participants who would otherwise be willing to purchase or redeem Creation Units to take advantage of arbitrage opportunities may not do so. In addition, there may be unanticipated problems or issues with respect to the mechanics of the Fund’s operations or the trading of the Shares that could adversely affect the Fund. To the extent that unanticipated operational or trading problems or other similar issues arise, the Sponsor’s qualifications may not be suitable for solving these problems or issues. In these cases, the liquidity of the Shares may decline, and the price of the Shares may fluctuate independently of the price of gold and may fall.

The amount of gold represented by each Share will decrease over the Fund’s life due to the sales of gold necessary to pay the Sponsor’s Fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Shares will also decline, and you will lose money on your investment in Shares.

Each outstanding Share represents a fractional, undivided interest in the gold bullion held by the Fund. The Fund does not generate any income and regularly sells gold bullion to pay for its ongoing expenses. Therefore, the amount of gold bullion represented by each Share will gradually decline over time. This is also true with respect to Shares that are issued in exchange for additional deposits of gold bullion into the Fund, as the amount of gold bullion required to create Shares proportionately reflects the amount of gold bullion represented by the Shares outstanding at the time of creation. Assuming a constant gold price, the trading price of the Shares is expected to gradually decline relative to the price of gold as the amount of gold bullion represented by the Shares gradually declines.

Investors should be aware that the gradual decline in the amount of gold bullion represented by the Shares will occur regardless of whether the trading price of the Shares rises or falls in response to changes in the price of gold. The estimated ordinary operating expenses of the Fund, which accrue daily commencing after the first day of trading of the Shares, will be described in the Fund’s Annual Report on Form 10-K, when available. The Fund may be subject to certain liabilities (for example, as a result of litigation) that have not been assumed by the Sponsor. The Fund will sell gold bullion to pay those expenses, unless the Sponsor agrees to pay such expenses.

An investment in the Shares may be adversely affected by competition from other methods of investing in gold.

The Fund competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Fund. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in gold directly, which could limit the market for the Shares and reduce the liquidity of the Shares.

The liquidation of the Fund or the Trust may occur at a time when the disposition of the Fund’s gold will result in losses to investors in Shares.

The Trust or the Fund may have a limited duration in certain circumstances. Upon termination of the Fund or the Trust, the Trustee will sell gold in the amount necessary to cover all expenses of liquidation, and to pay any outstanding liabilities of the Fund. Sales of gold in connection with the liquidation of the Fund at a time of low prices will likely result in losses, or adversely affect your gains, on your investment in Shares. The Fund may be required to terminate and liquidate at a time that is disadvantageous to Shareholders.

Redemption orders may be subject to rejection, suspension or postponement.

The Fund has the right, but not the obligation, to reject any redemption order (i) if the order is not in proper form as described in the Participant Agreement, (ii) if the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) if the Fund determines that acceptance of the order from an Authorized Participant would expose it to credit risk, (iv) if circumstances outside the control of the Administrator, the Sponsor or the Gold Custodian make the redemption, for all practical purposes, not feasible to process, or (v) as deemed necessary or advisable by the Sponsor, for any reason in its sole discretion at any time or from time to time.

The Fund may, in its discretion, and will, when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date, for: (1) any period during which NYSE Arca is closed other than customary weekend or holiday closings, or trading on NYSE Arca is suspended or restricted; (2) any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold bullion is not reasonably practicable, such as a significant technical failure, power outage, or network error; or (3) such other period as the Sponsor determines to be necessary for the protection of the Shareholders. If any of these events occurs at the time of a redemption by an Authorized Participant, and the price of gold decreases before the redemption occurs, an Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain in exchange for the gold received from the Trust upon the redemption of its Shares, had the redemption taken place when it was originally intended to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and the price an investor may receive upon sale. The Sponsor will not be liable to any person or liable in any way for any loss or damage that may result from any such rejection, suspension, or postponement.

The liquidity of the Fund’s Shares may be affected by the withdrawal of Authorized Participants and substantial redemptions by Authorized Participants.

If one or more Authorized Participants that have substantial interests in the Fund withdraws from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares. The liquidity of the Shares also may be affected by substantial redemptions by Authorized Participants related to or independent of the withdrawal from participation of Authorized Participants. In the event that there are substantial redemptions of Shares or one or more Authorized Participants with a substantial interest in the Shares withdraws from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such Act. Consequently, Shareholders do not have the regulatory protections provided to investors in registered investment companies. The Fund is not a commodity pool for purposes of the CEA, and none of the Sponsor, the Trustee, or the Marketing Agent is subject to regulation by the CFTC as a commodity pool operator in connection with the Shares or a commodity trading advisor in connection with the Shares. Consequently, Shareholders do not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

Shareholders do not have the rights enjoyed by investors in certain other vehicles.

Shareholders do not have the rights enjoyed by investors in certain other vehicles. The Shares have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring “oppression” or “derivative” actions). The Shares have limited voting and distribution rights (for example, Shareholders do not have the right to elect directors and will not receive dividends). Specifically, under the Declaration of Trust, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion from time to time.

NYSE Arca may halt trading in the Shares, which would adversely impact your ability to sell your Shares.

Trading in the Shares may be halted due to market conditions or for other reasons. For example, trading of the Shares may be halted by NYSE Arca in accordance with its rules and procedures, for reasons that, in the view of NYSE Arca, make trading in the Shares inadvisable. Trading may also be halted by NYSE Arca in the event certain information about the value of the Shares or the NAV is not made available as required by such rules and procedures.

Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem Shares. At such times, Shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.

Also, trading generally on NYSE Arca is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. There can be no assurance that the requirements necessary to maintain the listing of the Shares will continue to be met or will remain unchanged. The Fund will be dissolved if the Shares are delisted from NYSE Arca and are not approved for listing on another national securities exchange within five Business Days of their delisting.

Risks Related to the Tokenized Shares

If an Authorized Participant chooses to have its investment in the Fund recorded in the form of Tokenized Shares, those Tokenized Shares will be subject to additional risks not applicable to Traditional Shares.

In addition to holding their Shares in the form of Traditional Shares recorded via book-entry positions on DTC’s book-entry registration and transfer system, at the time of a Creation Unit purchase, Authorized Participants who have entered into a Participant Agreement with the Fund have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. A Tokenized Share is an instruction token that is a digital representation of a Traditional Share, which is recorded on a private permissioned blockchain network maintained by Transfer Agent’s permissioned blockchain system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. Transfers of Tokenized Shares are not subject to the same procedures as DTC’s book-entry registration and transfer system. There can be no assurances that the technology and software associated with the blockchain network or the Transfer Agent’s permissioned blockchain system will consistently function as intended. As a result, holders of Tokenized Shares could experience difficulties or delays in executing transactions. In such situations or at any time, the Sponsor may request that the Transfer Agent convert any Tokenized Shares into only Traditional Shares in its sole discretion. The Sponsor may convert Tokenized Shares into Traditional Shares if one of the following events occurs: the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent; the Tokenized Shares cease to operate as intended; or the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way. Over time, the Fund may provide the ability for trading to occur without a Traditional Share transaction in the official records maintained by the Transfer Agent, which may result in a lack of certain safeguards put in place by traditional exchanges to enhance the stability of trading and prevent flash crashes, such as limit-down circuit breakers and certain U.S. based trading hours. At such time, Tokenized Shares could be subject to larger and/or more frequent sudden declines, particularly during non-market hours, and more significant technological, functionality, and execution risks than Shares traded on NYSE Arca or other traditional exchanges. In addition, material outstanding technical, legal, regulatory, product, and operating model requirements must be satisfied prior to introducing such enhancements. As such, the implementation dates for these enhancements are difficult to predict and they may never be implemented. Any such enhancements will also follow the Fund’s and Transfer Agent’s internal and external approval and communication processes, including, approval by the Sponsor and Trustee, internal committee approvals, internal cybersecurity testing, and any required regulatory approvals, as applicable. The Fund, along with its service providers, expects to develop these enhancements over time consistent with applicable rules and regulations and investor demand. As such, these features may never be available to investors. In the event these features become available, the Fund will notify investors in a prospectus supplement, a current report on Form 8-K and/or in the Fund’s annual or quarterly reports.

There may be limited opportunities to transact in Tokenized Shares and such transactions are not required to occur at NAV.

Initially, only Authorized Participants who have entered into a Participant Agreement with the Fund have entered into a Global Custody Agreement with BNY and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. As such, the ability to transact directly in Tokenized Shares will be limited to transfers among the Fund’s Authorized Participants. An Authorized Participant must be aware of other Authorized Participants who are available to enter into peer-to-peer transfers and the Fund will not play any role in facilitating these transfers. The Tokenized Shares will not trade on an exchange, and BNY will not facilitate trading nor act as a matching service. As a digital representation of the corresponding Traditional Shares, Tokenized Shares will not have value independent of the Traditional Shares. In addition, the Fund does not require that such transactions occur at the Fund’s NAV per Share, and peer-to-peer transfers among the Fund’s Authorized Participants do not constitute a public trading market. To the extent Authorized Participants engage in peer-to-peer transfers at a price other than NAV, such transfers may, in certain circumstances, have legal implications for those Authorized Participants under the federal securities laws or otherwise. Similarly, transfers of Tokenized Shares may have tax consequences under federal, state, local or foreign tax regulations.

The Trust does not control the blockchain that records the Tokenized Shares.

Holders of Tokenized Shares may be subject to the risks of transacting on the blockchain network used to record such transactions of Tokenized Shares. Currently, the Tokenized Shares are represented on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. However, in the future such records may be migrated to a public permissioned blockchain, with or without any corresponding Traditional Shares or off-chain book-entry records. None of the Fund, the Trust, the Sponsor, the Administrator, the Transfer Agent, the Trustee, or the Gold Custodian, or any of their respective affiliates will be responsible for transactions effected by holders of Tokenized Shares, and none of the Fund, the Trust, the Sponsor, the Administrator, the Transfer Agent, the Trustee, or the Custodian, or any of their respective affiliates will be liable for any risks or losses with respect to any transfers of Tokenized Shares effected on the corresponding blockchain. Nevertheless, if an Authorized Participant transfers Tokenized Shares and suffers such a loss, this may have an adverse impact on the Fund and the Shares, including their liquidity, markets, actual and perceived value, and trading price.

Real or perceived errors, bugs, or failures in the blockchain that records the Tokenized Shares could adversely affect the liquidity of the Shares and transactions of Tokenized Shares.

The blockchain that records the Tokenized Shares is a complex environment that is not under the control of the Fund, the Trust, the Sponsor, or the Gold Custodian, or any of their respective affiliates. Because the blockchain related to the Tokenized Shares may continue to develop and improve over time, errors, bugs, or technological failures could arise. There may also be other errors, bugs, or failures. In such situations or at any time, the Sponsor may request that the Transfer Agent convert any Tokenized Shares into only Traditional Shares in its sole discretion. The Sponsor may convert Tokenized Shares into Traditional Shares if one of the following events occurs: the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent; the Tokenized Shares cease to operate as intended; or the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way. Although the Transfer Agent maintains the official share ownership records off-chain, such real or perceived errors, bugs, or failures could adversely affect the liquidity of Tokenized Shares, which could in turn negatively impact the Fund and the liquidity of the Shares. Any of the foregoing could have an adverse impact on the Fund and the Shares, including their liquidity, markets, actual and perceived value, and trading price.

The functionality of the blockchain recording the transactions of the Tokenized Shares relies on the internet and the availability and integrity of information technology systems. A significant disruption of internet connectivity or functionality, or a disruption to information technology systems, could adversely affect the ability to effect transactions of Tokenized Shares.

The blockchain’s recording of Tokenized Share transactions depends upon information technology systems, infrastructure, and data to function. In the course of transactions, significant data is collected, stored and transmitted, including confidential information. Despite the implementation of security measures, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from natural disasters, accidents, power disruptions, telecommunications or electrical failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, human error, fraud, or other events or disruptions. Such systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism or from cyberattacks by malicious parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Security threats are increasing in frequency and sophistication and pose a risk to the security of systems and networks and the confidentiality, availability, and integrity of the data processed and maintained. Disruption of the blockchain recording the transactions of Tokenized Shares and security threats to related participants could have an adverse impact on your investment, on the Fund and the Shares, including their liquidity, markets, actual and perceived value, and trading price.

Perceived or actual cyberattacks and other security risks relating to the blockchain on which the Tokenized Share transactions are recorded could adversely affect the Shares, including their liquidity, markets, actual and perceived value, and trading price.

Threats to security can take a variety of forms and are constantly evolving. The sophistication of hackers or sophisticated organizations, including state-sponsored organizations or nation-states, is growing, increasing the difficulty of detecting and successfully defending against such threats. Recently, the United States government has raised concerns about a potential increase in cyberattacks generally as a result of the military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries. Further, threat actors may increasingly take advantage of limitations or vulnerabilities in our software (e.g., software supply chain attacks) or with the Sponsor’s employees or customers (e.g., via phishing attacks). Some threats use techniques that change frequently and are often not known or recognized until launched against a target (“zero-day attacks”). There are also risks that are unique to the blockchain and tokenized assets industry.

Any holder of Tokenized Shares is prone to specialized vulnerabilities. For example, blockchain users and their tokenized assets are susceptible to security breaches, including phishing, malware, and software supply chain attacks, which in turn creates more points of vulnerability in the blockchain. These types of attacks could allow bad actors to obtain users’ credentials (e.g., the users’ private keys), which can result in damage for the user. Any loss of private keys relating to, or hack or other compromise of, wallets used to store the users’ Tokenized Shares could adversely affect the Fund and the Shares, including their liquidity, markets, actual and perceived value, and trading price.

The regulatory environment for blockchain technology is evolving rapidly and may become more restrictive and require compliance with new or revised legislation and regulations, and failure to comply with these evolving laws and regulations could adversely affect the Tokenized Shares and the ability to effect transactions on the blockchain.

There is significant risk and uncertainty surrounding the ongoing development of regulatory frameworks governing blockchain technology around the world, including in the United States, and as the blockchain and tokenized assets markets continue to grow, we expect regulatory scrutiny to increase across jurisdictions. Globally, implemented and proposed regulatory regimes have included outright mining bans, exchange bans, tax/network reporting rules (which may be difficult or impossible to comply with), government backdoors, and coin issuance bans. Potential new legislation may require certain licenses for or the registration of farmers, users, and developers who use blockchain technology. While none of the Fund, the Trust, the Sponsor, nor the Administrator owns, operates, or controls the blockchain on which the Tokenized Share transactions are recorded, they may nonetheless become subject to such regulations due to Shares being issued as tokenized assets. Onerous, restrictive, or inconsistently applied legislation or regulations also could impair transactions of Tokenized Shares on the blockchain.

Applicable laws and regulations may include those governing financial services and banking, federal government contractors, trust companies, securities, insurers, derivative transactions and markets, broker-dealers and alternative trading systems, clearing agencies, commodities, credit, tokenized asset custody, exchanges, transfer agents, cross-border and domestic money and tokenized asset transmission, retail and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, blockchain technology, tokenized assets, and related technologies. As a result, some applicable laws and regulations do not contemplate or address issues associated with blockchain technology, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, or even within a given jurisdiction.

The complexity and evolving nature and the significant uncertainty surrounding the regulation of blockchain technology and tokenized assets require market participants to continuously monitor and assess proposed and new laws, rules, and regulations and to exercise judgment as to whether they apply to the transactions being affected by them, and it is possible that governments and regulators may disagree with these conclusions. There is pending legislation in certain jurisdictions that market participants are monitoring. Certain laws, rules, and regulations may apply to you, Fund, the Trust, the Sponsor, the Administrator, the blockchain, or other tokenized asset market participants, and include already deployed and often immutable code, that by the nature of blockchain technology may not be possible or may be very difficult to comply with.

Operations may also require licenses and permits from various governmental authorities to carry on business, and such licenses and permits are subject to changes in regulations and various operating circumstances. As new regulations are proposed and implemented or regulators interpret current regulations in ways that are not currently anticipated, depending on the scope of such new regulations or interpretations, if the Trust or the Trust Administrator were required to obtain licenses, registrations, and/or permits, there could be risk that they would not be able to obtain and maintain them. Any prohibitive legislation or regulation on blockchains or tokenized assets could adversely affect the Shares and your ability to transfer Tokenized Shares. Failure to comply with any applicable laws, rules, and regulations could subject you, Fund, the Trust, the Sponsor, the Administrator to cease and desist orders, significant fines, revocation of licenses (if applicable), limitations on services offered, including on the blockchain, reputational and brand harm, and other regulatory consequences, each of which may be significant and could adversely affect your ability to transact on the blockchain. Any of the foregoing could have an adverse impact on the Fund, the Trust, the Sponsor, the Administrator, including their applicable businesses, objectives, financial conditions, reputations, and prospects, and the Traditional Shares and Tokenized Shares, including their trading, liquidity, markets, actual and perceived value, and trading price, even for Shares not held in tokenized form, and your investment.

As blockchain technology has grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies, and public advocacy groups have been examining the operations of such blockchains and their users, with a focus on how blockchain technology, and particularly tokenized assets, can be used to launder the proceeds of illegal activities and fund criminal activities or terrorist enterprises. Market participants may have lobbyists working for them, who may have already spent years developing and implementing strategies to advance their interests with policymakers. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm blockchain technology and tokenized assets. While such regulations may be intended to target companies that specifically manage or operate blockchain technology, the Fund, the Trust, the Sponsor, the Administrator and holders of Tokenized Shares may be implicated in such regulations, all of which could have an adverse impact on the Fund and the Shares, including their liquidity, markets, actual and perceived value, and trading price.

Risks Related to the Fund and its Operations

The Fund is a passive investment vehicle and is not actively managed.

The Fund is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases.

An investment in the Fund has inherent costs, which may detract significantly from Fund’s investment results.

There are two types of costs involved in buying and selling Traditional Shares, which apply to all securities transactions effectuated on an exchange. When buying or selling Shares through a broker or other intermediary, you will likely incur a brokerage commission, or other charges imposed by that broker or intermediary. You may also incur the cost of the “spread,” that is, the difference between what investors or market makers are willing to pay for Shares (the “bid” price) and the price at which they are willing to sell Shares (the “ask” price). Because of the costs inherent in buying or selling Shares, frequent trading may detract significantly from investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

The Sponsor may amend the Declaration of Trust without the consent of the Shareholders.

The Sponsor may, in its sole discretion, determine to amend the Declaration of Trust, including to increase the Sponsor’s fee, and may do so without Shareholder consent. The Sponsor shall determine the contents and manner of delivery of any notice of an amendment to the Declaration of Trust. If an amendment imposes new fees and charges or increases existing fees or charges, including the Sponsor’s fee (except for taxes and other governmental charges, registration fees or other such expenses), or prejudices a substantial right of Shareholders, advance notice of the change will be provided in accordance with applicable provisions of the Declaration of Trust, and will be disclosed via a prospectus supplement. Shareholders that are not registered owners (which most shareholders will not be) may not receive specific notice of a fee increase other than through an amendment to the prospectus. Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Declaration of Trust as amended without specific agreement to such increase (other than through the “negative consent” procedure described above). Shareholders will be notified in a prospectus supplement, in the Fund’s periodic reports, and/ or on the Sponsor’s website for the Fund of a material amendment to the Declaration of Trust.

The Fund is exposed to various operational risks.

The Fund is exposed to various operational risks, including human error, information technology failures, and failure to comply with formal procedures intended to mitigate these risks, and is particularly dependent on electronic means of communicating, record-keeping and otherwise conducting business. The Fund generally exculpates, and in some cases indemnifies, counterparties with respect to losses arising from unforeseen circumstances and events, which may include the interruption, suspension, or restriction of trading on or the closure of NYSE Arca, power or other mechanical or technological failures or interruptions, computer viruses, communications disruptions, work stoppages, natural disasters, fire, war, terrorism, riots, rebellions or other circumstances beyond its or its counterparties’ control. Accordingly, the Fund generally bears the risk of loss with respect to these unforeseen circumstances and events to the extent relating to the Fund or the Shares.

Although it is expected that the Fund’s direct counterparties will generally have disaster recovery or similar programs or safeguards in place to mitigate the effect of such unforeseen circumstances and events, these safeguards may not be in place for all parties whose activities may affect the Fund’s performance. These safeguards, even if implemented, may not be successful in preventing losses associated with such unforeseen circumstances and events. The systems and applications on which the Fund relies may not continue to operate as intended. In addition to potentially causing performance failures at, or direct losses to, the Fund, any such unforeseen circumstances and events or operational failures may further distract the counterparties or personnel on which the Fund relies, reducing their ability to conduct the activities on which the Fund is dependent. These risks cannot be fully mitigated or prevented, and further efforts or expenditures to do so may not be cost-effective, whether due to reduced benefits from implementing additional or redundant safeguards or due to increases in associated maintenance requirements and other expenses that may make it costlier for the Fund to operate in more typical circumstances.

Market disruption events or extraordinary events could cause a disruption in the operation of the Fund and its secondary market.

From time to time, unexpected events may disrupt the operations of the Fund. Examples of such events include disruptions in the trading of gold, as well as delays or disruptions in the publication of the LBMA Gold Price. The occurrence of a market disruption or other extraordinary event may result in, among other things (1) a disruption or change in the calculation of the LBMA Gold Price, (2) the suspension or cancellation of creation and redemption transactions, and/or (3) disruptions or halts in secondary market trading. These events could also cause secondary market trading of Shares to be disrupted or halted for short or even long periods of time. To the extent trading continues during a market disruption, it is expected that trading would be more volatile, and that Shares would trade at wider discounts or premiums to NAV. The occurrence of any such market disruption or other extraordinary event could have a material adverse impact on the Fund, the trading of Shares, and the value of an investment in the Shares.

The service providers engaged by the Fund may not carry adequate insurance to cover claims against them by the Fund, which could adversely affect the value of the Fund’s net assets.

The Administrator, the Gold Custodian, and other service providers engaged by the Fund maintain such insurance as they deem adequate with respect to their respective businesses. Shareholders cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Fund’s assets held or the services that such parties provide to the Fund, or that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Fund. Accordingly, the Fund will have to rely on the efforts of the service provider to recover from its insurer compensation for any losses incurred by the Fund in connection with such arrangements.

The Fund’s obligation to indemnify certain of its service providers could adversely affect an investment in the Shares.

The Fund has agreed to indemnify certain of its service providers, including the Gold Custodian, the Sponsor, and the Trustee, for certain liabilities incurred by such parties in connection with their respective agreements to provide services for the Fund. In the event the Fund is required to indemnify any of its service providers, the Fund may be required to sell gold bullion to cover such expenses, and its NAV would be reduced accordingly, thus adversely affecting an investment in the Shares.

Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.

The Sponsor manages the Fund’s business and affairs. Conflicts of interest may arise among the Sponsor and its affiliates, on the one hand, and the Fund and its Shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over those of the Fund and its Shareholders. These potential conflicts include, among others:

•	The Trust, on behalf of the Fund, has agreed to indemnify the Sponsor and its affiliates pursuant to the terms of the Declaration of Trust.

•	The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Fund.

There are actual and potential conflicts of interest inherent in the Fund’s structure that you should consider before purchasing Shares, and the Sponsor has not established formal procedures to resolve all potential conflicts of interest. The Fund is externally operated and does not have a board of directors or its own executive officers. Consequently, investors may be reliant on the good faith of the respective parties to resolve a conflict of interest equitably. The Sponsor is not required to devote its time or resources exclusively to the management of the business and affairs of the Fund and may engage in other business interests and activities similar to or in addition to those relating to the activities to be performed for the Fund. The Sponsor’s officers may buy or sell gold bullion or other products or securities similar to the Shares for their own personal trading accounts (subject to certain internal trading policies and procedures). The Sponsor, its members, employees, associates, and affiliates are permitted to carry on activities competitive with those of the Fund or buy, sell or trade in assets and portfolio securities of the Fund or of other investment funds. The Sponsor and its affiliates may also create products similar to the Fund that are competitive with the Fund.

Risks Related to the Custody of Gold

The Fund will rely on the Gold Custodian for the safekeeping of essentially all of the Fund’s gold bullion. As a result, failure by the Gold Custodian to exercise due care in the safekeeping of the Fund’s gold bullion could result in a loss to the Fund.

The Fund will be reliant on the Gold Custodian for the safekeeping of its gold bullion. The Administrator is not liable for the Gold Custodian’s acts or omissions. The Administrator has no obligation to monitor the activities of the Gold Custodian other than to receive and review reports prepared by the Gold Custodian pursuant to the Custody Agreements. In addition, the ability to monitor the performance of the Gold Custodian may be limited because under the Custody Agreements the Trust and the Sponsor and any accountants or other inspectors selected by the Sponsor have only limited rights to visit the premises of the Gold Custodian for the purpose of examining the Fund’s gold bullion and certain related records maintained by the Gold Custodian. As a result of the above, any failure by the Gold Custodian to exercise due care in the safekeeping of the Fund’s gold bullion may not be detectable or controllable by the Administrator and could result in a loss to the Fund.

The value of the Shares will be adversely affected if gold owned by the Fund is lost or damaged in circumstances in which the Fund is not in a position to recover the corresponding loss.

The Gold Custodian is responsible to the Fund for loss or damage to the Fund’s gold only under limited circumstances. The Custody Agreements contemplate the Gold Custodian will be responsible to the Fund only if it acts with negligence, fraud, or in willful default of its obligations under the Custody Agreements. The Gold Custodian has no obligation to replace any gold lost under circumstances for which the Gold Custodian is liable to the Fund. The Gold Custodian’s liability to the Fund, if any, will be limited to the value of any gold lost, or the amount of any balance held on an unallocated basis, at the time of the Gold Custodian’s negligence, fraud, or willful default, or at the time of the act or omission giving rise to the claim.

Because the Custody Agreements are governed by English law, any rights that the holders of the Shares may have against the Gold Custodian will be different from, and may be more limited than, those that could have been available to them under the laws of a different jurisdiction. The choice of English law to govern the Custody Agreements, however, is not expected to affect any rights that the holders of the Shares may have against the Fund.

Any loss of gold owned by the Fund will result in a corresponding loss in the NAV of the Fund and it is reasonable to expect that such loss will also result in a decrease in the value at which the Shares are traded on NYSE Arca.

Although the terms of the Custody Agreements concerning the Fund’s gold are expressly governed by English law, a court hearing any legal dispute concerning that arrangement may disregard that choice of law and apply U.S. law, in which case the ability of the Fund to seek legal redress against the Gold Custodian may be impaired.

The obligations of the Gold Custodian under the Custody Agreements are governed by English law. The Trust is a Delaware statutory trust. Any U.S., Delaware, or other court situated in the United States may have difficulty interpreting English law, LBMA rules or the customs and practices in the London custody market. It may be difficult or impossible for the Fund to sue the Custodian in a U.S., Delaware, or other court situated in the United States. It may be difficult, time consuming and/or expensive for the Fund to enforce in a foreign court a judgment rendered by a U.S., Delaware, or other court situated in the United States.

Shareholders and Authorized Participants lack the right under the Custody Agreements to assert claims directly against the Gold Custodian, which significantly limits their options for recourse.

Neither the Shareholders nor any Authorized Participant will have a right under the Custody Agreements to assert a claim against the Gold Custodian. Claims under the Custody Agreements may only be asserted by the Trustee on behalf of the Fund.

The Fund’s lack of insurance protection and the Shareholders’ limited rights of legal recourse against the Fund, the Trustee, the Marketing Agent, the Sponsor, the Gold Custodian and any sub-custodian expose the Shareholders to the risk of loss of the Fund’s gold for which no person is liable.

The Fund does not insure its gold. The Gold Custodian maintains insurance on such terms and conditions as it considers appropriate in connection with its custodial obligations under the Custody Agreements and is responsible for all costs, fees, and expenses arising from the insurance policy or policies. The Fund is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature, or amount of coverage. Therefore, Shareholders cannot be assured that the Gold Custodian maintains adequate insurance or any insurance with respect to the gold held by the Gold Custodian on behalf of the Fund. The Custodian Agreement does not require any direct or indirect sub-custodians to be insured or bonded with respect to their custodial activities or in respect of the gold held by them on behalf of the Fund. Further, Shareholders’ legal recourse against the Fund, the Trustee, the Sponsor, the Custodian, and any sub-custodians is limited. Consequently, a loss may be suffered with respect to the Fund’s gold that is not covered by insurance and for which no person is liable for damages.

Resignation of the Custodian would likely lead to the termination of the Fund if no successor were appointed.

The Fund and the Gold Custodian may each terminate any Custody Agreement. The Sponsor would likely terminate and liquidate the Fund if the Custody Agreements are terminated, and no successor custodian is appointed by the Sponsor. No assurance can be given that the Sponsor would be able to find an acceptable replacement custodian.

The gold bullion custody operations of the Gold Custodian are not subject to specific governmental regulatory supervision.

The Gold Custodian is responsible for the safekeeping of the Fund’s gold bullion and also facilitates the transfer of gold bullion into and out of the Fund. Although the Gold Custodian is a market maker, clearer and approved weigher under the rules of the LBMA (which sets out good practices for participants in the bullion market), the LBMA is not an official or governmental regulatory body. Furthermore, although the Gold Custodian is generally regulated under the UK by the Prudential Regulatory Authority and the FCA, such regulations do not directly cover the Gold Custodian’s gold bullion custody operations in the UK. Accordingly, the Fund depends on the Gold Custodian to comply with the best practices of the LBMA and to implement satisfactory internal controls for its gold bullion custody operations to keep the Fund’s gold bullion secure.

Gold transferred to the Fund in connection with the creation of Creation Units may not be of the quality required under the Declaration of Trust. The Fund will sustain a loss if the Trustee inadvertently issues Shares in exchange for gold of inferior quality and that loss will adversely affect the value of all existing Shares.

The procedures agreed to with the Gold Custodian contemplate that the Gold Custodian must undertake certain tasks in connection with the inspection of gold delivered by Authorized Participants in exchange for Creation Units. The Gold Custodian’s inspection includes review of the corresponding bar list to ensure that it accurately describes the weight, fineness, refiner marks and bar numbers appearing on the gold bars but does not include any chemical or other tests designed to verify that the gold received does, in fact, meet the purity requirements referred to in the Declaration of Trust. Accordingly, such inspection procedures may not prevent the deposit of gold that fails to meet these purity standards. Each Authorized Participant that deposits gold in the Fund is liable to the Fund if that gold does not meet the requirements of the Declaration of Trust. The Gold Custodian will not be responsible for or liable to the Fund or to any investor in the event any gold otherwise properly inspected by it does not meet the purity requirements contained in the Declaration of Trust. To the extent that Creation Units are issued in exchange for gold of inferior quality and the Fund is not able to recover damages from the Authorized Participant that deposited that gold, the total value of the assets of the Fund will be adversely affected and, with it, the NAV. In these circumstances, it is reasonable to expect that the value at which the Shares trade on NYSE Arca will also be adversely affected.

Gold held in the Trust’s unallocated gold account and any Authorized Participant’s unallocated gold account will not be segregated from the Gold Custodian’s assets. If the Gold Custodian becomes insolvent, its assets may not be adequate to satisfy a claim by the Trust or any Authorized Participant. In addition, in the event of the Gold Custodian’s insolvency, there may be a delay and costs incurred in identifying the bullion held in the Trust’s allocated gold account.

Gold which is part of a deposit for a purchase order or part of a redemption distribution is held for a time in the Fund Unallocated Account and, previously or subsequently in, the Authorized Participant Unallocated Account of the purchasing or redeeming Authorized Participant. During those times, the Fund and the Authorized Participant, as the case may be, have no proprietary rights to any specific bars of gold held by the Gold Custodian and are each an unsecured creditor of the Gold Custodian with respect to the amount of gold held in such unallocated accounts. In addition, if the Gold Custodian fails to allocate the Fund’s gold in a timely manner, in the proper amounts or otherwise in accordance with the terms of the Unallocated Account Agreement, or if a sub-custodian fails to so segregate gold held by it on behalf of the Fund, unallocated gold will not be segregated from the Gold Custodian’s assets, and the Fund will be an unsecured creditor of the Gold Custodian with respect to the amount so held in the event of the insolvency of the Gold Custodian. In the event the Gold Custodian becomes insolvent, the Gold Custodian’s assets might not be adequate to satisfy a claim by the Fund or the Authorized Participant for the amount of gold held in their respective unallocated gold accounts.

In the case of the insolvency of the Gold Custodian, a liquidator may seek to freeze access to the gold held in all of the accounts held by the Gold Custodian, including the Fund Allocated Account. Although the Fund would be able to claim ownership of properly allocated gold, the Trust could incur expenses in connection with asserting such claims, and the assertion of such a claim by the liquidator could delay creations and redemptions of Creation Units.

The insolvency of a sub-custodian could result in loss or delay in recovering the Fund’s gold.

The insolvency of a sub-custodian could result in loss or delay in recovering the Fund’s gold. The Gold Custodian may use sub-custodians from time to time, particularly in connection with gold deliveries or transfers. Gold held by a sub-custodian may be on an allocated or unallocated basis, depending on the circumstances, and may be subject to the same risks as gold held by the Gold Custodian. In the event of a sub-custodian’s insolvency, there could be a delay in recovering, or a loss of, some or all of the Fund’s gold, which could impair the Fund’s ability to create or redeem Creation Units and adversely affect the value of the Shares.

Risks relating to the location of vaults and the transport of gold.

The Fund’s gold may be transported between vaults or to and from sub-custodians, and may be held in vaults located in multiple jurisdictions. The ability to access or transport the Fund’s gold could be restricted by political, economic, or security events in the jurisdiction where a vault is located. Losses, damage, or delays could also occur while gold is in transit. Although the Gold Custodian is responsible for transport arrangements, any loss or delay may not be fully covered by insurance. Any such event could impair the Fund’s operations, impair the Fund’s ability to create or redeem Creation Units and adversely affect the value of the Shares.

Risks Related to Taxation

If a U.S. investor who or that is an individual, estate or trust (each referred to in this paragraph and the next paragraph as an “individual”) sells or exchanges Shares held for more than a year, any gain recognized on the sale or exchange generally will be subject to U.S. federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains an individual recognizes.

Gains recognized by an individual from the sale of “collectibles,” which term includes gold held for more than one year, are subject to U.S. federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains individuals recognize (currently a maximum of 20% for individuals). For these purposes, gain an individual recognizes on the sale of an interest in a “grantor trust” that holds collectibles (such as the Trust) is treated as gain recognized on the sale of the collectibles, to the extent the gain is attributable to unrealized appreciation in value of the collectibles. Therefore, any gain recognized by an individual U.S. investor attributable to a sale or exchange of shares held for more than one year, or attributable to the Fund’s sale of any gold that the U.S. investor is treated (through its ownership of Shares) as having held for more than one year, generally will be subject to U.S. federal income tax at a maximum rate of 28%. The tax rates for capital gains recognized on the sale of assets held by an individual U.S. investor for one year or less, or by a taxpayer other than an individual, are generally the same as those at which ordinary income is taxed.

A U.S. investor will be required to recognize gain or loss upon a sale of gold by the Fund (as discussed above), even though some or all of the proceeds of such sale are used by the Sponsor to pay the Fund’s expenses. U.S. investors may deduct their respective pro rata shares of each expense incurred by the Fund to the same extent as if they directly incurred such an expense. U.S. investors who are individual, estate or trust, however, may be required to treat some or all of the expenses of the Fund as miscellaneous itemized deductions. An individual U.S. investor may not deduct miscellaneous itemized deductions for tax years beginning after December 31, 2017 and before January 1, 2026. For tax years beginning before January 1, 2018 and after December 31, 2025, an individual U.S. investor may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase-outs and other limitations under applicable provisions of the United States Internal Revenue Code of 1986 (the “Code”), and the Treasury regulations thereunder and, if the U.S. investor is an individual subject to the U.S. federal alternative minimum tax, may not be deductible at all.

Shareholders could incur a tax liability without an associated distribution.

In the normal course of business, it is possible that the Fund could incur a taxable gain in connection with the delivery or sale of gold (including, as a result of the Fund using gold to pay its expenses) that is otherwise not associated with a distribution to Shareholders. In the event this occurs, Shareholders may be subject to tax due to the grantor trust status of the Fund even though there is not a corresponding distribution from the Fund. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders.”

Tokenized Shares may not be fungible with Traditional Shares.

The Sponsor intends to take the position that Tokenized Shares and Traditional Shares are fungible for U.S. federal income tax purposes. As a result, a Shareholder that exchanges Tokenized Shares for Traditional Shares is not expected to recognize gain or loss upon the exchange. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will agree with such treatment, and it is possible that the IRS or another tax authority could assert a position contrary thereto including having a court sustain such contrary position. To the extent that the IRS successfully asserted that Tokenized Shares and Traditional Shares are not fungible, an Authorized Participant that exchanges Tokenized Shares for Traditional Shares may recognize gain or loss for U.S. federal income tax purposes.

USE OF PROCEEDS

Proceeds received by the Fund from the issuance and sale of Creation Units will consist of gold bullion deposits. During the life of the Fund, such proceeds will only be (1) held by the Fund, (2) disbursed or sold as needed to pay the Fund’s ongoing expenses and (3) distributed to Authorized Participants in connection with the redemption of Creation Units.

THE GOLD INDUSTRY

Overview

The gold market is a global marketplace where gold is bought, sold, and traded. It involves demand from jewelry, investment, central banks, and industrial use. Gold is primarily supplied through mining and recycling. Trading occurs in spot markets, futures exchanges, and over-the-counter (OTC) markets. The price of gold is influenced by various factors and is determined by the interaction of supply and demand. The market is regulated to ensure fair and transparent practices. Key market centers include London, New York, Zurich, and Shanghai.

Historical Gold Prices

The following chart provides historical data on the price of gold, illustrating its volatility and the potential influence of various factors such as economic concerns, central bank announcements, currency fluctuations, and geopolitical uncertainties. While the price of gold is expected to directly affect the value of Shares, past performance is not a reliable indicator of future performance.

Based on the London PM Fix (prior to 2015-03-20) and LBMA Gold Price PM (from 2015-03-20 onwards)

Source: LBMA

Gold Supply and Demand

The following table sets forth a summary of the world gold supply and demand from 2020 to 2024:

World Gold Supply and Demand, 2020–2024

Gold: supply/demand balance
(Tonnes)	2020	2021	2022	2023	2024
Supply
Mine production	3,482	3,589	3,649	3,655	3,661
Old gold scrap	1,293	1,136	1,141	1,239	1,370
Producer hedging	-39	-7	-11	67	-57
Total supply	4,736	4,718	4,779	4,950	4,974

Demand
Jewelry	1,398	2,148	2,089	2,112	1,877
Electronics	250	272	252	249	271
Dentistry	12	11	10	9	9
Other industrial uses	42	47	47	47	47
Other fabrication	304	330	309	305	327
Total fabrications	1,702	2,478	2,398	2,417	2,204
Bar hoarding	543	813	804	782	860
Official coins	293	295	334	294	201
Medals	69	85	99	115	125
Exchange-traded funds	877	-286	-124	-258	-86
Total investment demand	1,782	907	1,113	933	1,100
Official sector net purchases	255	450	1,082	1,049	1,045
Total demand	3,739	3,835	4,593	4,399	4,349

Balance = net investment	997	883	189	551	625
Gold price (average, USD/oz)	1,393	1,799	1,802	1,941	2,390
Source: Metals Focus, World Gold Council, Gold Fields Mineral Services, HSBC

Gold Supply

Gold supply is primarily sourced from mine production and recycling. Mine production accounts for around three-quarters of annual gold supply, while old gold scrap, which is the recycling of gold from jewelry and industrial waste, is the second-largest contributor. Jewelry recycling is influenced by prices, while industrial scrap is driven by business and product cycles, as well as environmental regulations.

Gold Demand

The key drivers of demand include jewelry, investment, central banks and industrial and technological applications.

Jewelry

Jewelry is the largest driver of gold demand, accounting for about half of global gold consumption. It is highly valued for its aesthetic appeal and is used to create various types of jewelry, such as rings, necklaces, and bracelets. Demand for gold jewelry is influenced by cultural traditions, fashion trends, and economic factors. The jewelry market consists of millions of relatively small buyers and sellers, in contrast to institutional and speculative investors who have a more significant impact on daily gold prices. Changes in jewelry purchasing patterns may take several months to affect underlying gold prices, while institutional and speculative investors can quickly influence daily prices due to their ability to trade significant amounts of bullion. China and India are the two largest consumer markets for jewelry.

Investment

Gold is often seen as a safe-haven asset and a hedge against economic uncertainties. Investors buy gold in the form of bars, coins, and exchange-traded funds as a means of diversifying their portfolios and protecting wealth. Investment demand for gold can fluctuate based on economic conditions, geopolitical events, and investor sentiment. Bars and coin purchases are a good reflector of retail investor sentiment, and like jewelry, their influence is not immediately recognized in the short term. The U.S. Mint is one of the largest producers of gold coins in the world and demand for its coins, can serve as an indicator of global demand for physical gold. The U.S. Mint’s production and sales of gold coins are closely watched by market participants.

Central Banks

Central banks play a significant role in gold demand as they hold gold as part of their foreign exchange reserves. Gold provides stability, diversification, and acts as a hedge against currency fluctuations and financial crises. Central bank demand for gold can vary based on economic and geopolitical factors, as well as individual monetary policies. Gold serves as a portfolio diversifier, reducing the risk associated with holding currencies and debt instruments of other nations. In recent years, concerns over alternative reserve currencies such as the euro or Japanese yen, along with the use of sanctions by the U.S. and its allies, have led some central banks to increase their gold holdings.

Industrial and Technological Applications

Gold has various industrial uses, particularly in electronics, due to its excellent conductivity and resistance to corrosion. It is used in the production of electronic components, medical devices, and other technological applications. Demand from the industrial sector can be influenced by advancements in technology and overall economic activity.

Over-the-Counter Market

The OTC gold market is a global marketplace where spot, forward, and option transactions for gold are conducted on a principal-to-principal basis. The main centers for OTC gold trading are London, New York, and Zurich. The LBMA plays a crucial role in setting industry standards and promoting good trading practices in the OTC market.

Most OTC trades are cleared through London, and a London Good Delivery Bar, which meets specific weight, fineness, and appearance requirements, is acceptable for settlement of any OTC transaction. The LBMA maintains the “London Good Delivery List,” which identifies approved gold refiners.

The OTC market offers flexibility in terms of quotes, price, size, and delivery options. Market makers and participants trade with each other and their clients, customizing transactions to meet specific requirements. The standard size of gold trades in the OTC market typically ranges between 5,000 and 10,000 ounces, and bid-offer spreads are typically around $0.40 per ounce. There are eleven LBMA market makers that make markets in one or more products which include spot, forwards and options. Market Makers that make markets in all three products are known as Full Market Makers with those that only provide one or two products being known as Market Makers. The LBMA publishes a list of market makers on their website.

Member	Membership Type	Spot	Forwards	Option
Citibank N A	Full Market Makers	x	x	x
Goldman Sachs International	Full Market Makers	x	x	x
HSBC	Full Market Makers	x	x	x
JPMorgan Chase Bank	Full Market Makers	x	x	x
Morgan Stanley & Co International Plc	Full Market Makers	x	x	x
UBS AG	Full Market Makers	x	x	x
BNP Paribas	Market Makers		x
ICBC Standard Bank	Market Makers	x	x
Merrill Lynch International	Market Makers	x		x
Standard Chartered Bank	Market Makers	x		x
Toronto-Dominion Bank	Market Makers		x

Liquidity in the OTC market can vary throughout the 24-hour trading day, with the period of greatest liquidity occurring when trading in the European time zones overlaps with trading in the United States. This overlap coincides with futures and options trading on the COMEX.

The LBMA Gold Price

The LBMA Gold Price is determined twice each business day through an auction at 10:30 a.m. and 3:00 p.m. London time. It is a physically settled, electronic, and tradeable auction that allows settlement in multiple currencies. The IBA administers the auction and provides the platform and methodology. Market participants submit anonymous bids and offers, which are published in real-time. The price is updated every 45 seconds until buy and sell orders are matched. When the net volume falls within a tolerance, the auction is complete, and the LBMA Gold Price is published. The FCA regulates the LBMA Gold Price. It is widely used as a benchmark for gold trading and is considered a global standard.

Futures Exchanges

The gold futures market is a significant component of the global gold trading landscape. The most prominent gold futures exchanges are COMEX, operated by the CME Group, the Tokyo Commodity Exchange (“TOCOM”), and the Shanghai Futures Exchange. Gold futures contracts have fixed delivery dates and transaction sizes. However, only a small percentage of futures contracts result in physical delivery of gold.

These exchanges provide a regulated marketplace for trading derivatives contracts for gold. COMEX, for example, has an extensive rulebook and procedures for the trading of gold futures and options, which ensure the integrity of the trading process, and the quality of physical gold used for delivery. Gold bars must meet specific requirements and be accompanied by a complete documentary history. The trading unit for gold futures contracts is typically 100 troy ounces.

While London is a major hub for physical gold trading, the COMEX derivatives exchange has become increasingly important in driving price discovery. Trading activity on COMEX is primarily focused on the “active month” contract, which acts as a proxy for the spot price. The market is tightly linked to physical markets through an active Exchange for Physical market.

Gold Market Regulation

The global gold markets operate under a regulatory framework that involves both governmental and self-regulatory organizations. These entities play a crucial role in overseeing and maintaining the integrity of the gold market.

Governmental regulatory bodies, such as the CFTC in the United States and the FCA in the UK, have the authority to enforce regulations and monitor the activities of market participants. They establish rules and guidelines to ensure fair trading practices, market transparency, and investor protection.

In addition to governmental oversight, self-regulatory organizations also play a significant role in regulating the gold market. One prominent example is the LBMA, which sets standards and regulations for the global gold market. The LBMA oversees the Good Delivery List, which outlines the requirements for gold bars to be considered of acceptable quality for trading in the London market. The LBMA also administers the LBMA Gold Price, a widely recognized benchmark for gold trading.

Trade associations, such as the LBMA and other regional gold associations, contribute to the regulatory framework by establishing codes of conduct and best practices for market participants. The Global Precious Metals Code, which is a set of best practices developed by the London Bullion Market Association, the London Platinum and Palladium Market, and the London Metal Exchange. The Global Precious Metals Code promotes integrity, transparency, and effective risk management in the precious metals market, including gold. It covers areas such as ethics, governance, risk management, and compliance.

The regulatory framework for gold futures exchanges, such as COMEX and TOCOM, is also significant. These exchanges operate under the oversight of regulatory bodies, such as the CFTC and the Financial Services Agency (FSA) in Japan. They establish rules and regulations to ensure fair and transparent trading in gold futures contracts, including margin requirements and risk management protocols.

The combination of governmental and self-regulatory oversight in the gold market helps to maintain market integrity, protect investors, and ensure the smooth functioning of the global gold markets. These regulations are meant to provide a framework for fair and transparent trading practices, contributing to the overall stability and credibility of the gold market.

BUSINESS OF THE FUND

Fund Objective

The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [      ]% of the NAV of the Fund. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment relative to traditional means of investing in gold. As the value of the Shares is tied to the value of the gold bullion held by the Fund, it is important in understanding the investment attributes of the Shares to first understand the investment attributes of gold.

The Case for Investing in Gold

Gold has unique properties as an asset class. Gold can be used in portfolios to help protect global purchasing power, reduce portfolio volatility and minimize losses during periods of market shock. It has historically been perceived as a high-quality liquid asset to be used when selling other assets would cause losses. Investors have traditionally made use of gold’s lack of correlation with other assets to diversify their portfolios and hedge against stock market, bond, currency and other risks.

Gold’s ability to serve as a potential portfolio diversifier is due to its historically low-to-negative correlation with stocks and bonds. The economic forces that determine the price of gold are different from the forces that determine the prices of most financial assets. For example, the price of a stock often depends on the earnings or growth potential of the issuing company or the confidence investors have in its management. The price of a bond depends primarily on its credit rating, its yield and the yields of competing fixed income investments. The price of gold, however, depends on different factors, including the supply and demand for gold, the strength or weakness of the USD, the rate of inflation and interest rates and the political environment. Gold does not depend on a promise to pay on the part of any government or corporation, as is the case with investments in money market instruments as well as in the corporate and government bond markets. Gold cannot be repudiated, as is the case with paper assets. Gold is not subject to the risk of default or bankruptcy. Gold cannot be created at will, as can paper-backed assets.

Some of gold’s investment attributes are shared with traditional portfolio diversifiers, which include non-U.S. equities, emerging markets securities, real estate investment trusts, and domestic and foreign bonds. However, gold historically has had little correlation with these traditional diversifiers and low- to-negative correlation with the Standard & Poor’s 500 Index, which is widely regarded as the standard for measuring the stock market performance of large-capitalized U.S. companies. In the search for effective diversification, investors may turn to a variety of non-traditional diversifiers.

These non-traditional diversifiers include hedge and private equity funds, commodities, timber and forestry, fine art and collectibles. Gold has historically been perceived as having one or more of the following advantages over each of these non-traditional diversifiers: greater liquidity, lower risk and lower management and holding costs.

Although the market for physical gold is global, most OTC market trades are cleared through London among members of the LBMA. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the London gold bullion market and its regulators. See “The Gold Industry - The London Bullion Market.”

All forms of investment carry some degree of risk. In addition, the Shares have certain unique risks, as described in “Risk Factors” starting on page 10. Holding gold directly also has risks.

Strategy Behind the Fund

The Fund is intended to offer investors an opportunity to participate in the gold market through an investment in securities. Historically, the logistics of buying, storing and insuring gold have constituted a barrier to entry for some institutional and retail investors alike. The offering of the Shares is intended to overcome these barriers to entry. The logistics of storing and insuring gold are dealt with by the Gold Custodian and the related expenses are built into the price of the Shares. Therefore, an investor does not have any additional tasks or costs over and above those associated with dealing in any other publicly traded security. The Fund is intended for investors who want a simple and cost-efficient means of gaining investment benefits similar to those of holding gold bullion. The Fund offers an investment that is:

•	Easily Accessible. Investors can access the gold market through a traditional brokerage account. The Sponsor believes that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use gold by using the Shares instead of using the traditional means of purchasing, trading and holding gold.

•	Relatively Cost Efficient. The Sponsor believes that, for many investors, transaction costs related to the Shares will be lower than those associated with the purchase, storage, and insurance of physical gold.

•	Exchange Traded. The Shares will trade on NYSE Arca, providing investors with an efficient means to implement various investment strategies.

•	Transparent. The Shares will be backed by the assets of the Fund and the Fund will not hold or employ any derivative securities. Further, the value of the Fund’s holdings will be reported on the Fund’s website daily.

Tokenized Shares Election

In connection with the issuance of a Creation Unit, Authorized Participants who have entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. We believe the benefits of holding Tokenized Shares include:

•	Improved Transparency and Security: Utilizing a permissioned blockchain for recording Tokenized Shares ensures that all Tokenized Share transactions are securely logged in an immutable format. This significantly mitigates the risk of fraud and enhances overall market integrity.

•	Enhanced Liquidity and Efficiency for Authorized Participants: Tokenized Shares may minimize the time and costs typically associated with conventional trading methods. Tokenized Shares also have the ability to be traded beyond traditional stock exchange hours, which could result in increased liquidity that may attract a wider array of investors and bolster market efficiency. Tokenized Shares will not trade on an exchange, and BNY will not facilitate trading nor act as a matching service.

•	Foundation for Access to Innovative Financial Products: Holders of Tokenized Shares may gain entry to a diverse array of investment opportunities, including real-time trading capabilities. This access is not only expected to enhance portfolio diversification but also align with contemporary investment strategies, catering to the evolving needs of modern investors.

Instructions to transfer Tokenized Shares may be made and received at any time to and from other Authorized Participants who have similarly entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. There is no minimum number of Tokenized Shares required to process a transfer, and the Fund does not require that transfers be transacted at the Fund’s NAV per Share. In connection with the issuance of a Creation Unit, Authorized Participants may elect to also hold some or all of the Shares comprising the Creation Unit in the form of Tokenized Shares. A Tokenized Share is a digital representation of a Traditional Share, which is represented as an instruction token on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain-integrated system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. Each Tokenized Share represents one whole Share of the Fund in the same manner that a Traditional Share represents one whole Share of the Fund. As such, the Tokenized Shares confer the same rights and obligations as Traditional Shares. Records of all Tokenized Share transactions will be maintained on the blockchain network as a supplemental record to a Traditional Share transaction in the official off-chain book-entry records maintained by the Transfer Agent.

The official register of Tokenized Share ownership is the off-chain book-entry record maintained by the Transfer Agent. The Transfer Agent reconciles the blockchain ledger to the off-chain book-entry record at least daily. If a discrepancy is identified, the off-chain book-entry record is deemed authoritative and ownership will be determined solely by the entries on that register. The Transfer Agent will update the off-chain book-entry record as needed and will then mint, burn or re-allocate Tokenized Shares so that the blockchain ledger mirrors the corrected off-chain book-entry record. Because the Transfer Agent has unilateral administrative control over the permissioned blockchain, it can append corrective entries to cure erroneous or unauthorized transactions without reversing prior blocks. While transactions recorded on a blockchain network can never be deleted, the Transfer Agent can effectively correct an unauthorized or erroneous transaction by adding an appropriate instruction to another subsequent block on the applicable blockchain (i.e., the prior activity on the blockchain would not be deleted, although the blockchain would be appended with the correct transactional history). The Sponsor may seek to convert Tokenized Shares into Traditional Shares if (a) the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent; (b)  the Tokenized Shares cease to operate as intended; or (c) the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way; after which ownership will be recorded exclusively on the off-chain book-entry record until otherwise determined. These procedures are designed to ensure that, at all times, the off-chain book-entry record remains the definitive evidence of Share ownership under Delaware law, with the blockchain record serving only as a supplementary, technology-driven tool for operational efficiency. The Trust’s Declaration of Trust expressly authorizes the Sponsor and Transfer Agent to maintain Share ownership records in such form or forms as permitted under Delaware law, including both traditional book-entry and tokenized form.

Initially, conversion between Tokenized Shares and Traditional Shares will generally not be supported, other than in the event of an outage or impairment of the blockchain system supporting the Tokenized Shares where the Sponsor may determine to convert all Tokenized Shares into Traditional Shares. In the future, conversions between Tokenized Shares and Traditional Shares could be supported by the Transfer Agent on request from the Authorized Participants. Any such conversions, if and when supported, would have no effect on the total Shares outstanding or on any holder’s proportionate interest.

In the future, Authorized Participants may also elect to hold some or all of their Traditional Shares as Tokenized Shares after the issuance of a Creation Unit by submitting a request to the Transfer Agent. The Fund may in the future permit market participants other than Authorized Participants to hold the Fund’s Shares in the form of Tokenized Shares and/or migrate the Tokenized Shares to a public permissioned blockchain, thereby expanding the universe of potential users that may transact in Tokenized Shares. These features are not currently, and may never be, available to investors. These features would be subject to then-existing regulations and regulatory interpretations.

The Fund believes the use of blockchain technology in such capacity could become the market standard and aims to work with its service providers to make the operational and technical enhancements necessary. Over time, the Fund and Transfer Agent may make the operational and technical enhancements necessary for Tokenized Shares (i) to be held by certain market participants other than Authorized Participants that have completed Custody onboarding with the Transfer Agent or are a client of an existing market participant, and which have completed Custody onboarding and any additional anti-money laundering and “know your customer” screening pursuant to such existing market participant’s internal client onboarding processes; and (ii) to be acquired from an Authorized Participant or other existing market participants through secondary market trading.

Furthermore, the Transfer Agent may in the future (i) support multiple blockchains and blockchain types including public permissioned networks and (ii) enable support for on-chain books and records (i.e., without the use of the traditional, off-chain Transfer Agency recordkeeping platform). However, material outstanding technical, legal, regulatory, product, and operating model requirements must be satisfied prior to introducing such enhancements. As such, the implementation dates for these enhancements are difficult to predict and they may never be implemented. Any such enhancements will also follow the Fund’s and Transfer Agent’s internal and external approval and communication processes, including, approval by the Sponsor and Trustee, internal committee approvals, internal cybersecurity testing, and any required regulatory approvals, as applicable. The Fund, along with its service providers, expects to develop these enhancements over time consistent with applicable rules and regulations and investor demand. As such, these features may never be available to investors. In the event these features become available, the Fund will notify investors in a prospectus supplement, a current report on Form 8-K and/or in the Fund’s annual or quarterly reports.

Blockchain Technology

The permissioned blockchain network used by the Fund and the Transfer Agent will store the complete transaction history of Tokenized Shares from when they are “minted.” A blockchain is a distributed ledger that records transactions between two parties in a verifiable and append-only manner using cryptography. Transactions on the blockchain are verified and authenticated by computers on the network (referred to as “nodes” or “validators”) that receive, propagate, verify, and execute transactions. The process of authenticating a transaction before it is recorded ensures that only valid and authorized transactions are permanently recorded on the blockchain in collections of transactions called “blocks.” Blockchain networks are based upon software source code that establishes and governs their respective cryptographic systems for verifying transactions.

Blockchain-Integrated System

The Transfer Agent’s permissioned blockchain-integrated system is distinguishable from permissionless distributed ledgers/blockchains that lack access controls and other restrictions. The Transfer Agent’s blockchain-integrated recordkeeping system is a permissioned system created by the Transfer Agent using smart contract technology to incorporate an allowlist of permissioned wallets alongside various administrative control functions. Initially, the Fund will leverage the Transfer Agent’s blockchain, which is maintained and operated by the Transfer Agent and not able to be accessed or modified directly by external parties, including Authorized Participants. The smart contract governing the Tokenized Shares is based on the Ethereum (ERC-20) token standard, supporting standard functions such as mint, burn, and transfer. All transaction types are restricted to allowlisted wallets. Minting and burning can only be conducted through the Transfer Agent’s administrative wallet to create or retire Tokenized Shares in step with Traditional Share issuances and redemptions. Consistent with the creation process for Traditional Shares, if an Authorized Participant (that has entered into a Participant Agreement with the Fund and a Global Custody Agreement with BNY, and maintains an investment in the Fund) places an order for a Creation Unit and elects to hold some or all of the Shares comprising such Creation Unit in Tokenized Share form, then the Transfer Agent, on behalf of the Trust, will issue the aggregate number of Tokenized Shares representing that Creation Unit to the Authorized Participant on the second Business day after the election, or on such other date as the Sponsor in its discretion may agree. During the period between such election and completion of the issuance of the Tokenized Shares, the market price of the Fund’s Shares may fluctuate, and investors will bear the risk of any adverse price movement. Although the Fund and Transfer Agent intend to process conversions promptly, there can be no assurance that conversions will always be completed within the expected time frame or that investors will be protected from the impact of market price fluctuations during such period.

Transfers can be conducted solely between wallet addresses that appear on the Transfer Agent’s allowlist; any attempt to transfer to a non-allowlisted destination will automatically fail. Transactions which upgrade, pause, deprecate, or alter the logic of the smart contract are only permitted by Transfer Agent’s administrative wallet. The internal blockchain and the smart contract are subject to the Transfer Agent’s and BNY’s cyber and network security measures.

Because the Transfer Agent’s blockchain is not externally accessible, we believe it is unlikely that the smart contract governing the instruction tokens would be compromised. However, in the event of a compromise or malfunction, the Transfer Agent retains the ability to correct any blockchain transaction, including to correct a malfunction or compromise. The blockchain does not serve as the official books and records of the Fund and only regulates the creation and transfer of instruction tokens. The off-chain book-entry records of the Transfer Agent are reconciled with the blockchain network on a daily basis and will reflect all Tokenized Share transactions and all transactions with the Fund involving Traditional Shares. Because instruction tokens carry no independent economic, voting, or distribution rights—and the off-chain book-entry records remains the authoritative record—tokenholders will continue to own the underlying Shares even if the smart contract controlling the instruction tokens fails.

The Sponsor may seek to convert Tokenized Shares into Traditional Shares if (a) the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent; (b)  the Tokenized Shares cease to operate as intended; or (c) the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way; after which ownership will be recorded exclusively on the off-chain book-entry record until otherwise determined. The Transfer Agent will notify affected tokenholders of any corrective action within two business days via electronic transmission. Once token functionality is restored, tokenholders can request to convert Traditional Shares back into Tokenized Shares. Tokenholders are therefore not expected to experience any material negative impact from a smart contract malfunction or compromise.

The Transfer Agent’s blockchain system follows the enterprise-wide information security program. BNY Mellon has a comprehensive information security program in place, which is subject to internal and external benchmarking and audit. The program is designed to protect, detect and react to threats based on industry best practices, documented processes, policies and procedures to maintain the confidentiality, integrity and availability of non-public personal information and customer data. BNY Mellon also conducts phishing exercises twice a year. BNY Mellon’s Information Security Division (“ISD”) contracts with multiple independent third parties to perform quarterly threat and vulnerability testing, as well as attack and penetration tests. Information Security is responsible for managing the execution of the tests with the vendor, as well as tracking remediation items. In addition, ISD conducts regular internal and external unauthenticated and authenticated scans to test the efficacy of BNY Mellon’s perimeter controls. Application security testing is continually performed by multiple independent third parties. Identified vulnerabilities are mitigated prior to implementation into production. The digital asset infrastructure has implemented additional security audits and penetration tests and red/blue/purple team exercises are performed on the underlying systems.

The creation and redemption of Tokenized Shares will mirror the creation and redemption procedures of Traditional Shares, with the underlying instruction tokens being creating only after the creation of the Tokenized Shares has been recorded in the Transfer Agent’s off-chain books and records platform. Transfers of Tokenized Shares between eligible Authorized Participants are effected through BNY’s custody platform and will be recorded in the Transfer Agent’s official off-chain books and records system on a daily basis. Instructions attempting to transfer Tokenized Shares to a non-allowlisted wallet will automatically fail. Transfers of tokens to another blockchain are also not currently supported. The Fund may in the future permit market participants to migrate the Tokenized Share records to a public permissioned blockchain, with or without any corresponding Traditional Shares or off-chain book-entry records. The development of these features is subject to material outstanding technical, legal, regulatory, product, and operating model requirements and considerations and, as such, there is no definitive timeline for when the features may or could be available. See “Business of the Fund — Tokenized Shares Election.”

Fund Expenses

The Fund’s only ordinary recurring expense is the fee paid to the Sponsor at an annual rate of [      ]% of the daily net asset value of the Fund, so that the Fund’s total annual expense ratio is expected to be equal to [      ]%.

In exchange for the Sponsor’s fee, the Sponsor has agreed to assume the ordinary fees and expenses incurred by the Fund, including but not limited to the following: fees charged by the Administrator, the Gold Custodian and the Trustee, a licensing fee paid by the Sponsor to Precidian, NYSE Arca listing fees, typical maintenance and transaction fees of the DTC, SEC registration fees, printing and mailing costs, audit fees and expenses, up to $100,000 per annum in legal fees and expenses and applicable license fees. The Sponsor bears expenses in connection with the issuance and distribution of the securities being registered. The Sponsor is not required to pay any extraordinary or non-routine expenses. Extraordinary expenses are fees and expenses which are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Fund. The Fund will be responsible for the payment of such expenses to the extent any such expenses are incurred. Routine operational, administrative and other ordinary expenses are not deemed extraordinary expenses. The Fund will sell gold on an as-needed basis to pay the Sponsor’s fee. Except for the $100,000 per annum cap on legal fees and expenses, there is no aggregate cap on the amount of ordinary fees and expenses that the Sponsor has agreed to assume.

In certain exceptional cases the Fund will pay for certain expenses. These exceptions include expenses not assumed by the Sponsor (described in the immediately preceding paragraph), taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Fund or action taken by the Trustee or the Sponsor to protect the Fund or the interests of Shareholders, indemnification of the Sponsor under the Declaration of Trust, and legal expenses in excess of $100,000 per year. The Fund’s organizational and offering costs are borne by the Sponsor and, as such, are the sole responsibility of the Sponsor. The Sponsor will not seek reimbursement or otherwise require the Fund, the Trust, the Trustee or any Shareholder to assume any liability, duty or obligation in connection with any such organizational and offering costs.

Shareholders do not have the option of choosing to pay their proportionate share of the Fund’s expenses in lieu of having their share of expenses paid by the sale of the Fund’s gold. Each sale of gold by the Fund will be a taxable event to Shareholders. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Shareholders.”

Sales of Gold

The Sponsor will sell the Fund’s gold bullion as necessary to pay the Fund’s expenses. When selling gold bullion to pay expenses, the Sponsor will endeavor to sell the smallest amounts of gold bullion needed to pay expenses in order to minimize the Fund’s holdings of assets other than gold bullion and will endeavor to sell at the LBMA Gold Price PM. The Sponsor will place orders with gold bullion dealers (which may include the Gold Custodian). The Sponsor shall not be liable for depreciation or loss incurred by reason of any sale. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Shareholders” for information on the tax treatment of gold bullion sales.

The Sponsor will sell the Fund’s gold bullion if that sale is required by applicable law or regulation or in connection with the termination and liquidation of the Fund.

Any property received by the Fund other than gold bullion, cash or an amount receivable in cash (such as, for example, an insurance claim) will be promptly sold or otherwise disposed of by the Sponsor and the resulting proceeds will be credited to the Fund’s cash account and/or converted into gold bullion.

Cash Account and Reserve Account

The Sponsor will cause the Fund to maintain a cash account in which proceeds of gold bullion sales and other cash received by the Fund may be held. The Sponsor may withdraw funds from the cash account to establish a reserve account for any taxes, other governmental charges and contingent or future liabilities.

Hypothetical Expense Example

The following table, prepared by the Sponsor, illustrates the anticipated impact of the deliveries and sales of gold bullion discussed above on the fractional amount of gold bullion represented by each outstanding Share for three years. It assumes that the only dispositions of gold bullion will be those sales needed to pay the Sponsor’s Fee and that the price of gold and the number of Shares remain constant during the three-year period covered. The table does not show the impact of any extraordinary expenses the Fund may incur. Any such extraordinary expenses, if and when incurred, will accelerate the decrease in the fractional amount of gold represented by each Share. The table does not show the effect of any waivers of the Sponsor’s Fee that may be in effect from time to time.

Year
	1	2	3
Hypothetical gold price per ounce
Sponsor’s Fee
Shares of the Fund, beginning
Ounces of gold in the Fund, beginning
Beginning adjusted net asset value of the Fund
Ounces of gold to be delivered to cover the Sponsor’s Fee
Ounces of gold in the Fund, ending
Ending adjusted net asset value of the Fund
Ending NAV per share

DESCRIPTION OF THE FUND

The Trust is organized as a Delaware statutory trust. CSC Delaware Trust Company, a subsidiary of the Corporation Service Company, is the Trustee of the Trust. As of the date of this Prospectus, the Trust has established one series, HSBC Hybrid Gold ETF, which is offered pursuant to this Prospectus. The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the net assets of the Fund. The assets of the Fund include only gold bullion and cash, if any.

The Trust was formed and is operated in a manner such that a series is liable only for obligations attributable to such series. This means that Shareholders of the Fund are not subject to the losses or liabilities of any other series as may be created from time to time and shareholders of any such other series are not subject to the losses or liabilities of the Fund. Accordingly, the debts, liabilities, obligations and expenses (collectively, “Claims”) incurred, contracted for or otherwise existing solely with respect to the Fund are enforceable only against the assets of the Fund and not against any other series as may be established or the Trust generally. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The Inter-Series Limitation on Liability is expressly provided for under the Delaware Statutory Trust Act, which provides that if certain conditions are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series or the Trust generally. For the avoidance of doubt, the Inter-Series Limitation on Liability applies to each series of the Trust, including the Fund and any other series that may be established.

The Fund holds gold bullion and is expected from time to time to issue Creation Units in exchange for deposits of gold bullion and to distribute gold bullion in connection with redemptions of Creation Units. The investment objective of the Fund is for the Shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. The Fund’s only ordinary recurring expense is the Sponsor’s annual fee of [            ]% of the NAV of the Fund. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment relative to traditional means of investing in gold. The material terms of the Trust’s Declaration of Trust are discussed in greater detail under the section “The Declaration of Trust.” The Shares represent units of fractional undivided beneficial interest in and ownership of the Fund. The Fund is not managed like a corporation or an active investment vehicle. The gold bullion held by the Fund will only be sold (1) on an as-needed basis to pay the Fund’s expenses, (2) in the event the Fund terminates and liquidates its assets, or (3) as otherwise required by law or regulation. The sale of gold bullion by the Fund is a taxable event to Shareholders. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Shareholders.”

The Trust is not registered as an investment company under the 1940 Act and is not required to register under such Act. The Trust will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC. The Fund is not a commodity pool for purposes of the CEA, and none of the Sponsor, the Trustee or the Marketing Agent is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The Trust does not have a board of directors or an audit committee but certain oversight functions with respect to the Trust are performed by certain executive officers of the Sponsor. See “Description of Key Service Providers — The Sponsor — Key Personnel of the Sponsor.”

The Fund expects to create and redeem Shares from time to time but only in Creation Units. The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Creation Units. The creation and redemption of Creation Units requires delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The total amount of gold bullion required for the creation of Creation Units will be based on the combined NAV of the number of Creation Units being created or redeemed. The initial amount of gold bullion required for deposit with the Fund to create Shares is [      ] ounces per Creation Unit. The number of ounces of gold bullion required to create a Creation Unit or to be delivered upon the redemption of a Creation Unit gradually decreases over time, due to the accrual of the Fund’s expenses and the sale of the Fund’s gold bullion to pay the Fund’s expenses. This is because the Shares comprising a Creation Unit will represent a decreasing amount of gold bullion due to the sale of the Fund’s gold bullion to pay the Fund’s expenses.

Creation Units may be created or redeemed only by Authorized Participants, who will pay a transaction fee of $[      ] for each order to create or redeem Creation Units. Authorized Participants may sell to other investors all or part of the Shares included in the Creation Units they purchase from the Fund. See “Plan of Distribution.” The number of Shares in a Creation Unit, and the transaction fee associated with such Creation Units, may be changed by the Sponsor at any time in its sole discretion. In addition, the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion. For example, the Sponsor may determine to waive the transaction fees for the Fund when the Sponsor believes that such waiver is in the best interest of the Fund. When determining whether to waive transaction fees, the Sponsor may consider a number of factors including, but not limited to, whether waiving the fee will facilitate the launch of the Fund or improve the quality of the secondary trading market for the Shares.

Investors may obtain on a 24-hour basis gold pricing information based on the spot price for an ounce of gold from various financial information service providers. Current spot prices are also generally available with bid/ask spreads from gold bullion dealers. In addition, the Fund’s website at [      ] will provide pricing information for gold spot prices and the Shares. Market prices for the Shares will be available from a variety of sources including brokerage firms, information websites and other information service providers. The NAV of the Fund as calculated each Business Day by the Administrator will be posted on the Fund’s website. The Fund has no fixed termination date and the Sponsor may terminate the Fund for any reason in its sole discretion. See “The Declaration of Trust — Termination of the Trust or the Fund.”

DESCRIPTION OF KEY SERVICE PROVIDERS

The Sponsor

The Sponsor is a Delaware corporation. The Sponsor is responsible for establishing the Trust and for the registration of the Shares. The Sponsor generally oversees the performance of the Fund’s principal service providers, but does not exercise day-to-day oversight over such service providers. The Sponsor, with assistance and support from the Administrator, is responsible for preparing and filing periodic reports on behalf of the Fund with the SEC and will provide any required certification for such reports. The Sponsor will designate the independent registered public accounting firm of the Fund and may from time to time employ legal counsel for the Fund. The Marketing Agent assists the Sponsor in marketing the Shares. The Marketing Agent is an affiliate of the Sponsor. See “—The Marketing Agent” for more information about the Marketing Agent.

The Sponsor will maintain a public website on behalf of the Fund, containing information about the Fund and the Shares. The Fund’s website is [      ]. This website is only provided here as a convenience to you, and the information contained on or connected to the Fund’s website is not considered part of this Prospectus.

The Sponsor and its affiliates may from time to time purchase or sell gold bullion or Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion.

Key Personnel of the Sponsor

The Trust does not have any directors, officers or employees. The following persons, in their respective capacities as executive officers of the Sponsor, a Delaware limited liability company, perform certain functions with respect to the Trust that, if the Trust had directors or executive officers, would typically be performed by them.

[Personnel List]

The Trustee

CSC Delaware Trust Company, a subsidiary of the Corporation Service Company, serves as Trustee of the Trust. The Trustee’s principal offices are located at 251 Little Falls Drive, Wilmington, Delaware 19808. The structure of the Trust and the number and/or identity of the Trustee may be amended in the future via amendments to the Trust’s Certificate of Trust and the Declaration of Trust.

Under the Declaration of Trust, the Sponsor has exclusive control of the management of all aspects of the activities of the Trust and the Trustee has only nominal duties and liabilities to the Trust. The Trustee accepts service of legal process on behalf of the Trust and the Fund in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act and may perform certain other limited administrative services pursuant to the Declaration of Trust. The Trustee does not owe any other duties to the Trust or the Shareholders. The Declaration of Trust provides that the Trustee is compensated by the Sponsor. The Sponsor has the discretion to replace the Trustee. The rights and duties of the Shareholders are governed by the provisions of the Delaware Statutory Trust Act and by the Declaration of Trust. The Shareholders have no voice in the day-to-day management of the business and operations of the Fund and the Trust.

To the extent the Trustee has duties (including fiduciary duties) and liabilities to the Trust or the Shareholders under the Delaware Statutory Trust Act, such duties and liabilities are replaced by the duties and liabilities of the Trustee expressly set forth in the Declaration of Trust. The Trustee will have no obligation to supervise, nor will they be liable for, the acts or omissions of the Sponsor, Transfer Agent, Gold Custodian or any other person. Neither the Trustee, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer, director, officer or controlling person of the issuer of Shares.

The existence of a trustee should not be taken as an indication of any additional level of management or supervision over the Trust. The Declaration of Trust provides that the management authority with respect to the Trust is vested directly in the Sponsor.

The Trustee has not signed the registration statement of which this Prospectus is a part, and is not subject to issuer liability under the federal securities laws for the information contained in this Prospectus and under federal securities laws with respect to the issuance and sale of the Shares. Under such laws, neither the Trustee, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the Shares. The Trustee’s liability in connection with the issuance and sale of the Shares is limited solely to the express obligations of the Trustee set forth in the Declaration of Trust.

The Administrator

The Trust, on behalf of the Fund, has appointed The Bank of New York Mellon as the Administrator of the Fund and has entered into an Administration Agreement in connection therewith (the “Administration Agreement”). The Bank of New York Mellon a banking corporation organized under the laws of the State of New York with trust powers, has an office at 240 Greenwich Street, New York, New York 10286. The Administrator is subject to supervision by the New York State Banking Department and the Board of Governors of the Federal Reserve System.

Pursuant to the Administration Agreement, the Administrator performs or supervises the performance of services necessary for the operation and administration of the Fund. These services include receiving and processing orders from Authorized Participants to create and redeem Creation Units, net asset value calculations, accounting and other fund administrative services. The Administrator retains, separately for the Fund, certain financial books and records, including Creation Unit creation and redemption books and records; Fund accounting; ledgers with respect to assets, liabilities, capital, income and expenses; the registrar; transfer journals; and related details and trading and related documents received from custodians.

The term of the Administration Agreement is [three years] from its effective date and will automatically renew for successive terms of one-year unless any party provides written notice of termination (with respect to the Fund) at least 90 days prior to the end of any initial or renewal term or unless earlier terminated as provided therein, including in the event of bankruptcy or insolvency of a party (or similar proceeding or event) or a material breach that is not remedied or waived in accordance with the terms of the Administration Agreement.

The Fund has agreed to indemnify the Administrator and certain of its affiliates (referred to as “covered affiliates”) against any and all costs, expenses, damages, liabilities and claims (including claims asserted by the Trust on behalf of the Fund), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred or which may be asserted against the Administrator or covered affiliates, by reason of or as a result of any action taken or omitted to be taken by the Administrator or a covered affiliate without bad faith, negligence, or willful misconduct, or reckless disregard of its duties hereunder, or in reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) the Fund’s offering materials and documents (excluding information provided by the Administrator), (iii) instructions properly provided to the Administrator pursuant to the terms of the Administration Agreement, or (iv) any opinion of legal counsel for the Fund, or arising out of transactions or other activities of such Fund which occurred prior to the commencement of the Administration Agreement; provided, that the Fund is not required to indemnify the Administrator nor any covered affiliate for costs, expenses, damages, liabilities or claims for which the Administrator or any covered affiliate is liable under the Administration Agreement due to a breach of the standard of care provided therein.

The Administrator’s fees are paid by the Sponsor. The Administrator and any of its affiliates may from time to time purchase or sell Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion. The Administrator and any successor administrator must be a participant in DTC or such other securities depository as shall then be acting.

The Transfer Agent

The Trust, on behalf of the Fund, has appointed The Bank of New York Mellon as the Transfer Agent of the Fund and has entered into a Transfer Agency and Service Agreement in connection therewith (the “Transfer Agency Agreement”).

Pursuant to the Transfer Agency and Service Agreement, the Transfer Agent serves as the Fund’s transfer agent and agent in connection with certain other activities as provided under the Transfer Agency and Service Agreement. The Transfer Agent receives a transaction processing fee in connection with orders from Authorized Participants to create or redeem Creation Units in the amount of $[      ] per order. These transaction processing fees are paid directly by the Authorized Participants and not by the Fund.

The Transfer Agent’s fees are paid by the Sponsor. The Transfer Agent and its affiliates may from time to time purchase or sell gold bullion or Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion.

The Transfer Agent also facilitates the fulfillment of elections to receive Tokenized Shares via a traditional book-entry recordkeeping and reconciliation and supplemental recordkeeping on the Transfer Agent’s integrated permissioned blockchain network that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY. Similar to traditional fund recordkeeping systems, all Fund and shareholder records in the permissioned blockchain system are under the full and complete control of the Transfer Agent.

The term of the Transfer Agency and Service Agreement is [three years] from its effective date and will renew for successive one-year terms unless any party provides written notice of termination (with respect to the Fund) at least 90 days prior to the end of the initial or any renewal term or unless earlier terminated as provided therein, including: in the event of bankruptcy or insolvency of a party (or similar proceeding or event) or a material breach that is not remedied or waived in accordance with the terms of the Transfer Agency Agreement.

Pursuant to the Transfer Agency Agreement, the Trust has agreed to indemnify and hold the Transfer Agent and its directors, officers, employees and agents harmless from and against, any and all losses, damages, costs, charges, counsel fees, including, without limitation, those incurred by the Transfer Agent in a successful defense of any claims by the Trust, payments, expenses and liability (“Losses”) which may be sustained or incurred by or which may be asserted against the Transfer Agent in connection with or relating to the Transfer Agency Agreement or the Transfer Agent’s actions or omissions with respect to the Transfer Agency Agreement, or as a result of acting upon any instructions reasonably believed by the Transfer Agent to have been duly authorized by the Trust or Sponsor or upon reasonable reliance of information or records given or made by the Trust; except for any Losses for which involved the Transfer Agent’s negligence, bad faith, willful misconduct, or the reckless disregard of its duties under the Transfer Agency Agreement.

The Cash Custodian

The Trust, on behalf of the Fund, has appointed [      ] to serve as the custodian of the Fund’s cash, if any, and has entered into a Cash Custody Agreement in connection therewith (the “Cash Custody Agreement”).

Pursuant to the Cash Custody Agreement, the Cash Custodian establishes and maintains one or more cash accounts for the Fund. The Cash Custodian also maintains books and records segregating the assets of the Fund from the assets of any other series of the Trust. With respect to all cash held pursuant to the Cash Custody Agreement, the Cash Custodian will, unless otherwise instructed to the contrary: (1) receive all income and other payments and advise the Fund as promptly as practicable of any such amounts due but not paid; and (2) endorse for collection checks, drafts or other negotiable instruments.

The term of the Cash Custody Agreement commences as of the effective date specified therein and continues until it is terminated upon 90 days’ written notice by either party, or in the event of bankruptcy or insolvency of a party (or similar proceeding or event).

The Gold Custodian

The Sponsor has appointed HSBC Bank plc as the Gold Custodian of the Fund’s gold bullion. HSBC Bank plc is a company incorporated in England, whose principal place of business in England is at 8 Canada Square, London E14 5HQ. [While the UK operations of the Gold Custodian are regulated by the FCA in the United Kingdom, the custodial services provided by the Gold Custodian are presently not a regulated activity subject to the rules of the FCA.]

The Gold Custodian is responsible for safekeeping the Fund’s gold bullion. The Gold Custodian facilitates the transfer of gold bullion into and out of the Fund through the unallocated gold bullion accounts it may maintain for each Authorized Participant or unallocated gold accounts that may be maintained for an Authorized Participant by another LPMCL clearing bank, and through the unallocated and allocated gold bullion accounts it maintains for the Fund. The Gold Custodian is responsible for allocating specific bars of gold bullion to the Fund Allocated Account. The Gold Custodian provides the Fund with regular reports detailing the gold bullion transfers into and out of the Fund Unallocated Account and the Fund Allocated Account and identifying the gold bullion bars held in the Fund Allocated Account.

The Gold Custodian and its affiliates may from time to time purchase or sell gold bullion or Shares for their own accounts, as agents for their customers and for accounts over which they exercise investment discretion.

The Gold Custodian will hold the gold bullion deposited with and held for the account of the Fund at its nominated vault premises, except when the gold bullion has been allocated in the vault of a sub-custodian solely for temporary custody and safekeeping. If held by a sub-custodian, the Gold Custodian has agreed that it will use commercially reasonable efforts promptly to transport the gold bullion from the sub-custodian’s vault to the Gold Custodian’s vault, at the Gold Custodian’s cost and risk. Unless otherwise agreed by the Fund, such vaults will be located within the United Kingdom. The Gold Custodian is a market maker, clearer and approved weigher of gold under the rules of the LBMA.

The Gold Custodian, as instructed by the Sponsor or the Fund, is authorized to accept, on behalf of the Fund, deposits of gold bullion in unallocated form. Acting on standing instructions given by the Sponsor or the Fund, the Gold Custodian allocates gold bullion deposited in unallocated form with the Fund by selecting bars of gold bullion for deposit to the Fund Allocated Account from unallocated bars which the Gold Custodian holds or by instructing a sub-custodian to allocate bars from unallocated bars held by the sub-custodian. All gold bullion allocated to the Fund must conform to the rules, regulations, practices and customs of the LBMA, and the Gold Custodian must replace any non-conforming gold bullion with conforming gold bullion as soon as reasonably practicable.

The gold bullion bars in an allocated gold bullion account are specific to that account and are identified by a list which shows, for each gold bullion bar, the refiner, assay or fineness, serial number, and gross and fine weight. Gold bullion held in the Fund’s allocated account is the property of the Fund and is not traded, leased, or loaned under any circumstances.

The gold bullion bars held in an unallocated account are not segregated from the Gold Custodian’s assets. The account holder, therefore, has no ownership interest in any specific bars of gold bullion that the unallocated account’s bullion dealer holds or owns. The account holder is an unsecured creditor of the bullion dealer, and credits to an unallocated account are at risk of the bullion dealer’s insolvency, in which event it may not be possible for a liquidator to identify any gold bullion held in an unallocated account as belonging to the account holder rather than to the bullion dealer.

The Trust, on behalf of the Fund, and the Gold Custodian have entered into Custody Agreements which establish the Fund Unallocated Account and the Fund Allocated Account. The Fund Unallocated Account is used for several purposes. It is used to facilitate the transfer of gold bullion deposits and gold bullion redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units. It is also used for sales of gold bullion to pay the Fund’s Expenses, and when gold bullion is transferred into and out of the Fund. The Gold Custodian is instructed to allocate all gold bullion deposited with the Fund to the Fund Allocated Account by the close of business on each Business Day.

The Gold Custodian is authorized to appoint from time to time one or more sub-custodians to hold the Fund’s gold bullion until it can be transported to the Gold Custodian’s vault.

The Gold Custodian is required to use reasonable care in selecting sub-custodians and will monitor the conduct of each sub-custodian, and, where it is legally permissible to do so, promptly advise the Trust of any difficulties or problems existing with respect to such sub-custodian of which the Gold Custodian is aware.

Under the customs and practices of the London bullion market, allocated gold bullion is held by custodians and, on their behalf, by sub-custodians under arrangements that permit each entity for which gold bullion is being held to request: (1) from the entity’s custodian (and a custodian or sub-custodian to request from its sub-custodian) a list identifying each gold bullion bar being held and the identity of the particular custodian or sub-custodian holding the gold bullion bar; and (2) the entity’s custodian to withdrawal the entity’s gold within two business days following demand for withdrawal. Each custodian or sub-custodian is obligated under the customs and practices of the London bullion market to provide the bar list and the identification of custodians and sub-custodians referred to in (1) above, and each custodian is obligated to release gold as requested. The Sponsor, the Fund, and the Gold Custodian have entered into Custody Agreements which accurately reflect the roles and liabilities of each party to the Custody Agreements.

The Gold Custodian has agreed to maintain insurance in connection with the storage of the Fund’s precious metal under the Custody Agreements including covering any loss of gold, on such terms and conditions as it considers appropriate, which may not cover the full amount of gold. The Fund will not be a beneficiary of any such insurance and does not have the ability to dictate the nature or amount of the coverage. Therefore, Shareholders cannot be assured that the Gold Custodian maintains adequate insurance or any insurance with respect to the gold bullion held by the Gold Custodian on behalf of the Fund.

The Gold Custodian has agreed to permit the Sponsor and the Trust and their designated representatives (not more than twice during any calendar year) and independent public accountants access to the Gold Custodian’s premises upon reasonable notice during normal business hours, to examine on the Gold Custodian’s premises the gold bullion held by the Gold Custodian and such records as they may reasonably require to perform their respective duties with regard to investors in the Fund’s Shares. Independent public accountants endeavor to examine the gold bullion held by the Gold Custodian in person at least annually, but are under no legal obligation to do so.

Custody Agreements

The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement between the Trust, on behalf of the Fund, and the Gold Custodian establishes the Fund Allocated Account and the Fund Unallocated Account, respectively. These agreements are sometimes referred to together as the “Custody Agreements.” The following is a description of the material terms of the Custody Agreements. As the Custody Agreements are similar in form, they are discussed together, with material distinctions between the agreements noted.

Transfers into the Fund Unallocated Account

The Gold Custodian credits to the Unallocated Account the amount of gold it receives from the Fund Allocated Account, an Authorized Participant’s unallocated gold account, or from other third-party unallocated accounts representing the right to receive gold. Unless otherwise agreed by the Gold Custodian in writing, the only gold the Gold Custodian will accept in physical form for credit to the Fund Unallocated Account is gold transferred from the Fund Allocated Account. No interest will be paid by the Gold Custodian on any credit balance to the Fund Unallocated Account.

Transfers from the Fund Unallocated Account

The Gold Custodian transfers gold from the Fund Unallocated Account only in accordance with the Trust’s instructions to the Gold Custodian. A transfer of gold from the Fund Unallocated Account may only be made, (1) by transferring gold to an Authorized Participant’s unallocated account, (2) by transferring gold to the Fund Allocated Account, (3) by making gold available for collection at the Gold Custodian’s vault premises or at such other location as the Gold Custodian may specify, (4) by delivering the gold to such location as the Trust directs at the Fund’s expense and risk, or (5) by transferring to an account maintained by the Gold Custodian or by a third party on an unallocated basis in connection with the sale of gold or other permitted transfers. Any gold made available in physical form will be in a form which complies with the rules, regulations, practices and customs of the LBMA (including the rules of the LBMA as to good delivery), London Precious Metals Clearing Ltd., the Financial Conduct Authority and the Prudential Regulation Authority, the Bank of England or any applicable regulatory body (collectively, the “Custody Rules”), or in such other form as may be agreed between the Fund and the Gold Custodian, and in all cases will comprise one or more whole gold bullion bars selected by the Gold Custodian.

The Custody Agreements provide for the full allocation of all gold received from the Authorized Participants or other third parties and credited to the Fund Unallocated Account at the end of each Business Day. The Sponsor may establish an overdraft facility with the Gold Custodian under which the Gold Custodian may make available to the Fund Unallocated Account up to 430 fine ounces of gold in order to allow the Gold Custodian to fully allocate all gold credited to the Fund Unallocated Account to the Fund Allocated Account at the end of each Business Day.

Transfers into the Fund Allocated Account

With respect to Gold Bullion delivered by Authorized Participants, the Gold Custodian receives transfers of gold into the Fund Allocated Account only at the Trust’s instructions by debiting gold from the Fund Unallocated Account and crediting such gold to the Fund Allocated Account.

Transfers from the Fund Allocated Account

The Gold Custodian transfers gold from the Fund Allocated Account only in accordance with the Trust’s instructions. Generally, the Gold Custodian transfers gold from the Fund Allocated Account only by debiting gold from the Fund Allocated Account and crediting the gold to the Fund Unallocated Account.

Withdrawals of Gold Directly from the Fund Allocated Account

Upon the Trust’s instruction, the Gold Custodian debits gold from the Fund Allocated Account and makes the gold available for collection by the Trust or, if separately agreed, for delivery by the Gold Custodian in accordance with its usual practices at the Fund’s expense and risk. The Trust and the Gold Custodian expect that the Trust will withdraw gold physically from the Fund Allocated Account (rather than by crediting it to the Fund Unallocated Account and instructing a further transfer from that account) only in exceptional circumstances, such as if, for some unforeseen reason, it was not possible to transfer gold in unallocated form. The Gold Custodian is not obliged to effect any requested delivery if, in its reasonable opinion, (1) this would cause the Gold Custodian or its agents to be in breach of the Custody Rules or other applicable law, court order or regulation, (2) the costs incurred would be excessive or (3) delivery is impracticable for any reason. When gold is physically withdrawn from the Fund Allocated Account pursuant to the Trust’s instruction, all right, title, risk and interest in and to the gold withdrawn shall pass to the person to whom or for whose account such gold is transferred, delivered or collected at the time the recipient or its agent acknowledges in writing its receipt of gold. Unless the Trust specifies the bars of gold to be debited from the Fund Allocated Account, the Gold Custodian is entitled to select the gold bullion bars.

Exclusion of Liability

The Gold Custodian will use reasonable care in the performance of its duties under the Custody Agreements and is only responsible for any loss or damage suffered by the Fund as a direct result of any negligence, fraud, or willful default on the part of the Gold Custodian in the performance of the duties under the Custody Agreements. The Gold Custodian’s liability is further limited to the market value of the gold held in the Fund Allocated Account and the amount of the gold credited to the Fund Unallocated Account at the time such negligence, fraud, or willful default is either discovered by or notified to the Gold Custodian, provided that the Gold Custodian notifies the Sponsor and the Trust promptly after any discovery. Furthermore, the Gold Custodian has no duty to make or take or to require any subcustodian selected by it to make or take any special arrangements or precautions beyond those required by the Custody Rules or as specifically set forth in the Custody Agreements.

In the event of a loss caused by the failure of the Gold Custodian or a subcustodian to exercise reasonable care, the Trust, on behalf of Fund, has the right to seek recovery from the Gold Custodian in breach. The Gold Custodian is not liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond the Gold Custodian’s reasonable control, including any act of God or war or terrorism, any breakdown, malfunction or failure of, or in connection with, any communication, computer, transmission, clearing or settlement facilities, industrial action, acts, rules and regulations of any governmental or supra national bodies or authorities or relevant regulatory or self-regulatory organizations.

Indemnity

The Fund will indemnify the Gold Custodian against all costs and expenses, damages, liabilities and losses (other than Value Added Tax and the expenses assumed by the Sponsor under its Agreement with the Gold Custodian) which the Gold Custodian may suffer or incur, directly or indirectly, in connection with services provided to the Fund under the Custody Agreements, except to the extent that such sums are due directly to the Gold Custodian’s negligence, willful default or fraud.

Termination

The Fund and the Gold Custodian may each terminate any of the Custody Agreements upon 90 Business Days’ prior written notice. The Fund and the Gold Custodian each may terminate any Custody Agreements immediately by written notice in the event either party determines in its commercially reasonable opinion the existence of the presentation of a winding-up order, bankruptcy or analogous event in relation to the other party. If either the Allocated Gold Account Agreement or the Unallocated Gold Account Agreement is terminated, the other agreement automatically terminates.

The Marketing Agent

HSBC Securities Inc. is the Marketing Agent of the Fund. The Marketing agent is an affiliate of the Sponsor and has its principal address at 66 Hudson Boulevard, New York, New York 10001.

The Marketing Agent and its affiliates may from time to time purchase or sell gold or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Marketing Agent is responsible for marketing the Fund and the Shares on a continuous basis. Among other things, the Marketing Agent will assist the Sponsor in: (1) developing a marketing plan for the Fund on an ongoing basis; (2) preparing marketing materials regarding the Shares, including the content on the Fund’s website; (3) executing the marketing plan for the Fund; (4) conducting public relations activities related to the marketing of Shares; and (5) incorporating gold into its strategic and tactical exchange-traded fund research.

Precidian

Pursuant to a services agreement between the Sponsor and Precidian, the Sponsor, on behalf of the Trust, licenses Precidian’s asset backed token methodology. Precidian’s products and services are protected by domestic and international intellectual property protections, including, without limitation, the following issued patents and pending patent applications: 7925562, 12333601, 16677310, 63350784, 63350774. The Precidian Agreement also provides that Precidian shall provide certain marketing and business development services, including, the development of a marketing and sales plan, assistance with the listing of the Fund on NYSE Arca.

The term of the Precidian Agreement is June 1, 2025 to May 31, 2028 unless earlier terminated as provided therein, including in the event of (i) bankruptcy or insolvency of a party (or similar proceeding or event), (ii) a material breach that is not remedied or waived in accordance with the terms of the License Agreement, (iii) the Sponsor providing 30 days’ written notice of termination, (iv) the Sponsor providing written notice that termination is required by a Regulatory Authority (as defined therein) and (v) after a period of not less than three-years from the date of first listing of the Fund, and thereafter on a rolling three-year basis.

DESCRIPTION OF THE SHARES

General

The beneficial interest in the Trust may be divided into one or more series. The Fund is one such series. Each share of a series of the Trust shall represent an equal beneficial interest in the net assets of such series, and each holder of shares of a series shall be entitled to receive such holder’s pro rata share of distributions of income and capital gains, if any, made with respect to such series. Upon redemption of the shares of any series, the applicable shareholder shall be paid solely out of the funds and property of such series of the Trust. All shares are fully paid and non-assessable.

Share Splits

If the Sponsor believes that the per Share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may cause the Fund to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Creation Unit.

Distributions

No Share shall have any priority or preference over any other Share of the same Series with respect to dividends or distributions of the Trust or otherwise. All dividends and distributions shall be made ratably among all Shareholders of a Series from the assets held with respect to such Series according to the number of Shares of such Series held of record by such Shareholders on the record date for any dividend or distribution or on the date of termination of the Trust, as the case may be.

Voting and Approvals

Under the Declaration of Trust, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion. The Trust does not hold regular meetings of Shareholders, and Shareholders do not take part in the management or control of the Trust. The Sponsor may choose to submit matters to a Shareholder vote if it determines that such vote is advisable in its sole discretion. This discretionary authority may be exercised, for example, to appoint a successor Sponsor in the event of the Sponsor’s resignation, to approve certain amendments to the Declaration of Trust that materially and adversely affect Shareholder rights, or to continue the Trust following an event of dissolution. However, any such vote would be solely at the Sponsor’s discretion unless otherwise required by applicable law or regulation.

Issuance and Form of Shares

Individual certificates will not be issued for the Shares. Instead, Shares will be issued as Traditional Shares; provided, however, that in connection with the issuance of a Creation Unit, Authorized Participants who have entered into a Participant Agreement with the Fund have entered into a Global Custody Agreement with BNY and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit in Tokenized Share form. The Traditional Shares will be evidenced by book-entry positions on DTC’s book-entry registration and transfer system. A Tokenized Share is a digital representation of a Traditional Share, which is represented as an instruction token on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system that is only accessible by preapproved Authorized Participants that have entered into a Global Custody Agreement with BNY.

The Securities Depository; Book-Entry-Only System

DTC will act as a securities depository for the Traditional Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC is expected to agree with and represent to the DTC Participants that it will administer its Book-Entry System in accordance with its rules and bylaws and the requirements of law.

To facilitate book-entry positions on DTC’s system, one or more global certificates will be signed by the Transfer Agent and the Sponsor on behalf of the Fund, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Transfer Agent on behalf of DTC. The representations, undertakings and agreements made on the part of the Fund in the global certificates are made and intended for the purpose of binding only the Fund and not the Transfer Agent or the Sponsor individually.

Upon the settlement date of any creation, transfer, or redemption of Traditional Shares through DTC, DTC will credit or debit, on its book-entry registration and transfer system, the amount of the Traditional Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Administrator and the Authorized Participants will designate the accounts to be credited and charged in the case of creation or redemption of Traditional Shares.

Beneficial ownership of the Traditional Shares will be limited to DTC Participants, Indirect Participants, and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Traditional Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants), and the records of Indirect Participants (with respect to Shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the Shareholder has purchased their Traditional Shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the Traditional Shares through DTC by instructing the DTC Participant or Indirect Participant through which the Shareholders hold their Traditional Shares to transfer the Traditional Shares. Shareholders that are DTC Participants may transfer the Traditional Shares by instructing DTC in accordance with the rules of DTC. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Creation Units and/or the Traditional Shares by giving notice to the Transfer Agent and the Sponsor. Under such circumstances, the Administrator and the Sponsor may find a replacement for DTC to perform its functions at a comparable cost, record beneficial ownership of such Traditional Shares in the form of tokenized asset tokens, or terminate the Fund.

The rights of the Shareholders holding Traditional Shares through DTC generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because such Traditional Shares can only be held in book-entry form through DTC and DTC Participants, such investors must rely on DTC, DTC Participants, and any other financial intermediary through which they hold the Traditional Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their brokers or financial institutions to find out about procedures and requirements for securities held in book-entry form through DTC.

Tokenized Shares; Permissioned Blockchain Network

The Transfer Agent will facilitate the fulfillment of elections to receive Tokenized Shares via a traditional book-entry recordkeeping and reconciliation and supplemental recordkeeping on the Transfer Agent’s integrated permissioned blockchain network. In connection with the issuance of a Creation Unit, Authorized Participants who have entered into a Participant Agreement with the Fund, have entered into a Global Custody Agreement with BNY, and maintain an investment in the Fund may elect to also hold some or all of the Shares comprising the Creation Unit as Tokenized Shares. In the future, Authorized Participants may also elect to hold some or all of their Traditional Shares as Tokenized Shares after the issuance of a Creation Unit by submitting a request to the Transfer Agent. Over time, the Fund and Transfer Agent may make the operational and technical enhancements necessary for Tokenized Shares (i) to be held by certain market participants other than Authorized Participants that have completed Custody onboarding with the Transfer Agent or are a client of an existing market participant, and which have completed Custody onboarding and any additional anti-money laundering and “know your customer” screening pursuant to such existing market participant’s internal client onboarding processes; and (ii) to be acquired from an Authorized Participant or other existing market participants through secondary market trading. See “Business of the Fund — Tokenized Shares Election.”

Initially, conversion between Tokenized Shares and Traditional Shares will generally not be supported, other than in the event of an outage or impairment of the blockchain system supporting the Tokenized Shares where the Sponsor may determine to convert all Tokenized Shares into Traditional Shares. In the future, conversions between Tokenized Shares and Traditional Shares could be supported by the Transfer Agent on request from the Authorized Participants. Any such conversions, if and when supported, would have no effect on the total Shares outstanding or on any holder’s proportionate interest.

BNY will establish wallets for Authorized Participants who enter into a Global Custody Agreement with BNY as the Custodian of the Tokenized Shares and open corresponding Custody accounts. The Global Custody Agreement is a standard agreement for any custody client of BNY that may include an addendum to include detail on the associated wallet address created by the Transfer Agent on behalf of the Authorized Participant. Tokenized Shares will be held in custody at BNY and can be accessed through BNY’s existing front-end custody portal, NEXEN. The associated wallets and instruction tokens will not be directly accessible by Authorized Participants. The Transfer Agent will manage the private keys on behalf of the wallet holders through its proprietary digital asset infrastructure and subject to the Transfer Agent’s enterprise-wide information security program. See “Business of the Fund — Blockchain-Integrated System.” As the instruction tokens have no economic value, it is not expected that any parties will have any obligations to Authorized Participants in the event of fraud or loss of instruction tokens, nor is it expected that any parties will have insurance to cover such an event.

The Tokenized Shares confer the same rights and obligations as Traditional Shares. Holders that elect Tokenized Shares do not hold an additional or different security; rather, they hold the same Share.

The Shares are governed by the Delaware Statutory Trust Act (the “Act”). Under the Act, a single class of trust beneficial interests, like the Shares, can be represented and recorded in multiple forms (traditional and tokenized) without creating separate classes. The statutory definition of “beneficial owner” under Section 3801 of the Act is broad and technology-neutral, allowing ownership to be evidenced “whether by means of registration (including on, by means of, or in the form of any information storage device, method, or 1 or more electronic networks or databases (including 1 or more distributed electronic networks or databases)), the issuance of certificates or otherwise.” In other words, the Trust’s governing instrument may permit dual modes of recordation for Shares held through traditional book-entry (e.g., via DTC’s custodial system) and others recorded as digital tokens on the Transfer Agent’s permissioned blockchain ledger – so long as all such interests have identical rights and preferences. Delaware’s 2018 amendments to the Act explicitly confirmed the use of blockchain technology to store trust information, issue shares, and conduct trust business. The law was updated to ensure that distributed ledger or database technology could serve as a medium for recording ownership and transactions involving trust shares, and the Trust’s Declaration of Trust does not prohibit, and expressly authorizes, holding the same class of Shares in multiple forms as permitted by the Act.”

Section 3819 of the Act also permits the Fund to “maintain its books, records and other documents in other than paper form, including on, by means of, or in the form of any information storage device, method, or 1 or more electronic networks or databases (including 1 or more distributed electronic networks or databases), if such form is capable of conversion into paper form within a reasonable time.” The Transfer Agent has the technical ability to export the complete token ledger to a portable document format (PDF) or comma-separated values (CSV) file upon request by the Sponsor, Trustee, a governmental authority, or any Person entitled to inspection under § 3819.

Holders that elect Tokenized Shares do not hold an additional or different security; rather, they hold the same Share that would otherwise be recorded in book-entry through DTC. Tokenized Shares are recorded directly on the Transfer Agent’s off-chain book-entry records and represented by an instruction token on the Transfer Agent’s internal, permissioned blockchain network. A Share cannot be simultaneously recorded as both a Tokenized Share and a Traditional Share; electing to hold Tokenized Share replaces the DTC book-entry for that Share. The Trust’s Declaration of Trust authorizes the Sponsor and Transfer Agent to keep the off-chain book-entry records “in such electronic or other form as the Sponsor may determine,” provided that a duplicate copy can be produced in paper form without unreasonable delay.

BNY will create an associated blockchain wallet for each Authorized Participant custody account. Each direct participant will have at least one unique network blockchain address for their wallet and will be able to track the balance of any Tokenized Shares in their wallet through the custody system. Only wallets that are created and approved by BNY are authorized to transact directly in Tokenized Shares.

Upon the settlement date of any creation or redemption of Tokenized Shares, the Transfer Agent will credit or debit the number of Creation Units to the account of such Authorized Participant on the Transfer Agent books and records, and “mint” or “burn” (i.e., credit or debit) an equal number of Tokenized Shares in the wallet of the Authorized Participant on the Custody system. The off-chain book-entry records of the Transfer Agent will reconcile to transfers of the Tokenized Shares on the blockchain network. In connection with the transfer of Tokenized Shares, the transferring and receiving Shareholders give matching transfer instructions via the custody system. The transfer is then executed and reflected on the blockchain network, after which the book-entry transfer is reflected on the account of such parties with the Transfer Agent books and records.

The Fund’s record of ownership will be affected on the Transfer Agent’s books and records, while the Authorized Participants’ ownership will be reflected on the custody books and records. Beneficial ownership of the Shares in the form of Tokenized Shares will be limited to direct participants on the Transfer Agent’s permissioned blockchain system. In the future, the Fund may permit indirect participants that maintain direct or indirect custodial relationship with direct participants on the system to hold Tokenized Shares. The transfer of ownership will be effected only through the Transfer Agent’s permissioned blockchain system.

The Transfer Agent may decide to discontinue providing its service with respect to Creation Units and/or the Shares by giving notice to the Sponsor. Under such circumstances, the Administrator and the Sponsor may find a replacement for the Transfer Agent’s permissioned blockchain system to perform its functions at a comparable cost, record beneficial ownership of such Tokenized Shares as Traditional Shares, or terminate the Fund.

The rights of the Shareholders holding Shares represented as Tokenized Shares through the Transfer Agent’s permissioned blockchain system generally must be exercised by direct participants acting on their behalf in accordance with the rules and procedures of the Transfer Agent’s permissioned blockchain system. Because Tokenized Shares can only be held through the Transfer Agent’s permissioned blockchain system and direct participants, such investors must rely on the Transfer Agent’s permissioned blockchain system, direct participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their brokers or financial institutions to find out about procedures and requirements for securities represented as Tokenized Shares through the Transfer Agent’s permissioned blockchain system.

The Sponsor may request that the Transfer Agent convert any Tokenized Shares into Traditional Shares at any time in its sole discretion. The Sponsor may convert Tokenized Shares into Traditional Shares if one of the following events occurs:

•	the record of Tokenized Shares and the corresponding blockchain records no longer align with the off-chain records maintained by the Transfer Agent;

•	the Tokenized Shares cease to operate as intended; or

•	the blockchain upon which transfers of Tokenized Shares are recorded is impaired in any way.

For additional information related to the Tokenized Shares, see “Risk Factors – Risks Related to the Tokenized Shares.”

Determination of NAV

The NAV is computed based upon the total value of the assets of the Fund (i.e., gold and cash) less its liabilities. To determine the Fund’s NAV, the Administrator will value the gold bullion held by the Fund on the basis of the LBMA Gold Price PM. IBA operates electronic auctions for spot, unallocated loco London gold, providing a market-based platform for buyers and sellers to trade. The auctions are run at 10:30 a.m. and 3:00 p.m. London time for gold. The price discovery process during such auctions is conducted in U.S. dollars (“USD”) but participants may, if they wish, request to settle in different currencies. The final auction prices are published in USD to the market as the LBMA Gold Price AM and the LBMA Gold Price PM, respectively. The Administrator will calculate the NAV on each day NYSE Arca is open for regular trading, at the earlier LBMA Gold Price PM for the day or 12:00 PM New York time. If no LBMA Gold Price (AM or PM) is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 p.m. New York time on a particular evaluation day, the next most recent LBMA Gold Price AM or PM will be used in the determination of the NAV, unless the Sponsor determines that such price is inappropriate to use as the basis for such determination.

Once the value of the gold bullion has been determined, the Administrator subtracts all estimated accrued expenses and other liabilities of the Fund from the total value of the gold bullion and any cash of the Fund. The resulting figure is the NAV. The Administrator determines the NAV per Share by dividing the NAV of the Fund by the number of Shares outstanding as of the close of trading on NYSE Arca.

The LBMA Gold Price is published by the IBA, which is responsible for ensuring there is appropriate governance over the LBMA Gold Price and that appropriate standards of conduct are met. The IBA does this in part through its Precious Metals Oversight Committee (the “Oversight Committee”). The Oversight Committee is responsible for monitoring the administration of the LBMA Gold and Silver Price benchmarks, including:

•	Regular reviews of the definition, methodology and setting of the LBMA Gold Price;
•	Assessing the underlying market and usage of LBMA Gold Price; and
•	Overseeing adherence to the calculation methodology and IBA policies.

Creations and Redemptions

The Fund creates and redeems Shares from time to time, but only in one or more Creation Units (a Creation Unit equals a block of 50,000 Shares). The creation and redemption of Creation Units is only made in exchange for the delivery to the Fund or the distribution by the Fund of the amount of gold bullion represented by the Creation Units being created or redeemed. The amount of gold bullion required to be delivered to the Fund in connection with any creation, or paid out upon redemption, is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed as determined on the day the order to create or redeem Creation Units is properly received and accepted. The standard settlement cycle for most broker-dealer securities transactions is two business days, T+2 (the trade date plus two business days).

Authorized Participants are the only persons that may place orders to create and redeem Creation Units. To become an Authorized Participant, a person must enter into a Participant Agreement with the Sponsor and the Administrator. The Participant Agreement and the related procedures attached thereto may be amended by the Administrator and the Sponsor without the consent of any Shareholder or Authorized Participant. Authorized Participants who make deposits with the Fund in exchange for Creation Units receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Fund, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares.

The Initial AP is a statutory underwriter under Section 2(a)(11) of the Securities Act. Authorized Participants are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus- delivery and liability provisions of the Securities Act, as described in the section “Plan of Distribution.”

Prior to initiating any creation or redemption order, an Authorized Participant must have an existing unallocated account with a LPMCL clearing bank identified by the Authorized Participant to the Gold Custodian and the Sponsor, or an agreement with the Gold Custodian itself establishing an unallocated account in London. An unallocated account is an account with a bullion dealer, which may also be a bank, to which a fine weight amount of gold bullion is credited. Transfers to or from an unallocated account are made by crediting or debiting the number of ounces of gold bullion being deposited or withdrawn. The account holder is entitled to direct the bullion dealer to deliver an amount of physical gold bullion equal to the amount of gold bullion standing to the credit of the unallocated account holder. Gold bullion held in an unallocated account is not segregated from the Gold Custodian’s assets. The account holder therefore has no ownership interest in any specific bars of gold bullion that the bullion dealer holds or owns. The account holder is an unsecured creditor of the bullion dealer, and credits to an unallocated account are at risk of the bullion dealer’s insolvency, in which event it may not be possible for a liquidator to identify any gold bullion held in an unallocated account as belonging to the account holder rather than to the bullion dealer.

Certain Authorized Participants are able to participate directly in the gold bullion market and the gold futures market. In some cases, an Authorized Participant may from time to time acquire gold from or sell gold to its affiliated gold trading desk, which may profit in these instances. The Sponsor believes that the size and operation of the gold bullion market make it unlikely that an Authorized Participant’s direct activities in the gold or securities markets will impact the price of gold or the price of the Shares. Authorized Participants must be DTC Participants and must be registered as broker-dealers under the Exchange Act, and regulated by FINRA, or must be exempt from being or otherwise must not be required to be so regulated or registered and must be qualified to act as brokers or dealers in the states or other jurisdictions where the nature of their business so requires. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own business and the regulatory regime applicable thereto.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians, and other securities market participants that wish to create or redeem Creation Units. An order for one or more Creation Units may be placed by an Authorized Participant on behalf of multiple clients. Persons interested in purchasing Creation Units should contact the Sponsor or the Administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants will only be able to redeem their Shares through an Authorized Participant.

All gold bullion must be delivered by Authorized Participants to the Fund and distributed by the Fund in unallocated form through credits and debits between Authorized Participants’ unallocated accounts and the Fund Unallocated Account. All gold represented by a credit to any unallocated account represents a right to receive a specified quantity of fine ounces of gold.

Under the Participant Agreement with respect to each Authorized Participant, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Creation Units is only a summary and investors should review the description of the procedures for the creation and redemption of Creation Units set forth in the Declaration of Trust, the Administration Agreement and the form of Participant Agreement, each of which has been filed as an exhibit to this registration statement of which this Prospectus is a part.

Creation Procedures

On any Business Day, an Authorized Participant may place an order with the Administrator to create one or more Creation Units. Purchase orders must be placed with the Administrator no later than 3:59:59 p.m. New York time. The Authorized Participant may elect with the Administrator that some or all of the order should be represented in the form of Tokenized Shares. The day on which the Administrator receives a valid purchase order is the purchase order date. Prior to the delivery of Creation Units for a purchase order, the Authorized Participant must also have wired to the Administrator the non-refundable transaction fee due for the purchase order.

Determination of Required Deposits

The total deposit required to create each Creation Unit, or a “Creation Unit Gold Delivery Amount,” is an amount of gold and cash, if any, that is in the same proportion to the total assets of the Fund (net of estimated accrued expenses and other liabilities) on the date the order to purchase is properly received as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received.

Delivery of Required Deposits

An Authorized Participant who places a purchase order is responsible for transferring the Creation Unit Gold Delivery Amount to the Fund Unallocated Account on the second Business Day in London following the purchase order date. Upon receipt of the Creation Unit Gold Delivery Amount, the Transfer Agent will direct DTC to credit the number of Creation Units ordered to the Authorized Participant’s DTC account. If an Authorized Participant has elected to hold some or all of the Creation Unit in the form of Tokenized Shares, the Transfer Agent will credit the number of Creation Units ordered to the account of such Authorized Participant and “mint” (i.e., credit) an equal number of Tokenized Shares to the account of the Authorized Participant. The expense and risk of delivery, ownership and safekeeping of gold bullion until such gold bullion has been received by the Fund will be borne solely by the Authorized Participant.

The Gold Custodian transfers the Creation Unit Gold Delivery Amount from the Fund Unallocated Account to the Fund Allocated Account by allocating to the Fund Allocated Account specific bars of gold that the Gold Custodian holds or instructing a sub-custodian to allocate specific bars of gold held by or for the sub-custodian. Gold bullion held in the Fund’s allocated account is the property of the Fund and is not traded, leased or loaned under any circumstances.

The Gold Custodian will use reasonable commercial efforts to minimize the amount of gold bullion held in the Fund Unallocated Account at all times during each London business day; however, all Shareholders will be exposed to the risks of unallocated gold bullion until the Gold Custodian completes the allocation process. See “Risk Factors — gold bullion held in the Fund’s unallocated gold bullion account and any Authorized Participant’s unallocated gold bullion account will not be segregated from the Gold Custodian’s assets.”

Rejection of Purchase Orders

The Fund has the right, but not the obligation, to reject a purchase order if (1) the order is not in proper form as described in the Participant Agreement, (2) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (3) the Fund determines that acceptance of the order from an Authorized Participant would expose the Fund to credit risk, (4) circumstances outside the control of the Administrator, the Sponsor or the Gold Custodian make the purchase, for all practical purposes, not feasible to process, or (5) as deemed necessary or advisable by the Sponsor, for any reason in its sole discretion at any time or from time to time.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units. On any Business Day, an Authorized Participant may place an order with the Administrator to redeem one or more Creation Units. To the extent an Authorized Participant holds its investment in the Fund in the form of Tokenized Shares and wishes to redeem some or all of the value attributable to those Tokenized Shares, the Authorized Participant must first elect with the Transfer Agent to hold that portion of its investment in the form of Shares. Redemption orders must be placed with the Administrator no later than 3:59:59 p.m. New York time. A redemption order so received is effective on the date it is received in satisfactory form by the Administrator. The day on which the Administrator receives a valid redemption order is the redemption order date.

Determination of Redemption Distribution

The redemption distribution from the Fund consists of a credit to the redeeming Authorized Participant’s unallocated account in the amount of the Creation Unit Gold Delivery Amount. The Creation Unit Gold Delivery Amount for redemptions is the number of ounces of gold held by the Fund to be paid out upon redemption of a Creation Unit. The Sponsor anticipates that in the ordinary course of the Fund’s operations there will be no cash distributions made to Authorized Participants upon redemptions.

Delivery of Redemption Distribution

The redemption distribution due from the Fund is delivered to the Authorized Participant on the second Business Day following the redemption order date if, by 10:00 a.m. New York time on such second Business Day, the Administrator’s DTC account has been credited with the Creation Units to be redeemed.

The Gold Custodian will transfer the redemption amount from the Fund Allocated Account to the Fund Unallocated Account and, thereafter, to the redeeming Authorized Participant’s unallocated account. The Authorized Participant and the Fund are each at risk in respect of gold bullion credited to their respective unallocated accounts in the event of the Gold Custodian’s insolvency. See “Risk Factors — Gold held in the Fund’s unallocated Gold account and any Authorized Participant’s unallocated Gold account will not be segregated from the Gold Custodian’s assets.”

Suspension or Rejection of Redemption Orders

The Fund may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date: (1) for any period during which NYSE Arca is closed other than customary weekend or holiday closings, or trading on NYSE Arca is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold bullion is not reasonably practicable, such as a significant technical failure, power outage, or network error, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. If any of these events occurs at the time of a redemption by an Authorized Participant, and the price of gold decreases before the redemption occurs, an Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain in exchange for the gold received from the Trust upon the redemption of its Shares, had the redemption taken place when it was originally intended to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and the price an investor may receive upon sale.

The Fund has the right, but not the obligation, to reject a redemption order if (i) the order is not in proper form as described in the Participant Agreement, (ii) the fulfillment of the order, in the opinion of its counsel, might be unlawful, (iii) the Fund determines that acceptance of the order from an Authorized Participant would expose the Fund to credit risk, (iv) circumstances outside the control of the Administrator, the Sponsor or the Gold Custodian make the redemption, for all practical purposes, not feasible to process, or (v) as deemed necessary or advisable by the Sponsor, for any reason in its sole discretion at any time or from time to time.

The Sponsor will not be liable to any person or liable in any way for any loss or damage that may result from any such rejection, suspension, or postponement. In the event the Fund suspends creation or redemption orders, the Fund will notify investors in a current report on Form 8-K.

Creation and Redemption Transaction Fee

An Authorized Participant is required to pay a transaction fee of $[      ] per order to create or redeem Creation Units. An order may include multiple Creation Units. The transaction fee may be changed from time to time at the sole discretion of the Sponsor and upon written notice to the Authorized Participant, which notice may be provided by disclosure in the Fund’s Prospectus. In addition, the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion. For example, the Sponsor may determine to waive the transaction fees for the Fund when the Sponsor believes that such waiver is in the best interest of the Fund. When determining whether to waive transaction fees, the Sponsor may consider a number of factors including, but not limited to, whether waiving the fee will facilitate the launch of the Fund or improve the quality of the secondary trading market for the Shares. The Sponsor will notify Authorized Participants of any change in this plan.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax, or similar tax or governmental charge applicable to the creation or redemption of Creation Units, regardless of whether such tax or charge is imposed directly on the Authorized Participants, and agree to indemnify the Sponsor, the Administrator and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax or interest thereon.

Liability

No Shareholder of the Fund shall be subject in such capacity to any personal liability whatsoever to any person in connection with the Fund’s property or the acts, obligations, or affairs of the Fund. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law.

Trading of the Fund’s Shares

The Fund’s Shares will be listed on NYSE Arca under the ticker symbol “HGT.” The Fund’s Shares may be bought and sold in the secondary market throughout the trading day like other publicly traded securities. While the Fund’s Shares are issued in Creation Units at NAV, Shares traded in the secondary market may trade at prices that are lower or higher than their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share is a function of supply and demand, among other things, and may be influenced by non-concurrent trading hours between NYSE Arca and the COMEX, London, Zurich, and Singapore. While the Shares will trade on NYSE Arca until 4:00 p.m. New York time, liquidity in the global gold market will be reduced after the close of the COMEX at 1:30 p.m. New York time. As a result, after 1:30 p.m. New York time, trading spreads, and the resulting premium or discount, on the Shares may widen.

Most retail investors purchase and sell Shares through traditional brokerage or other intermediary accounts. Purchases or sales of Shares in the secondary market, which will not involve the Fund, may be subject to customary brokerage commissions. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

Payments to Financial Intermediaries.

The Sponsor, Marketing Agent, and/or their affiliates may enter into contractual arrangements with certain broker-dealers and other financial intermediaries that the Sponsor, Marketing Agent and/or their affiliates believe may benefit the Fund. Pursuant to such arrangements, the Sponsor, Marketing Agent and/or their affiliates may provide cash payments or non-cash compensation to intermediaries for certain activities related to the Fund. Such payments are designed to make registered representatives and other professionals more knowledgeable about ETPs, including the Fund, or for other activities, such as participating in marketing activities and presentations, educational training programs, conferences, data collection and provision, technology support, the development of technology platforms and reporting systems. The Sponsor, Marketing Agent and/or their affiliates may also pay intermediaries for certain printing, publishing and mailing costs associated with the Fund or materials relating to ETPs/ETFs in general. In addition, the Sponsor, Marketing Agent, and/or their affiliates may make payments to intermediaries that make the Fund’s Shares available to their clients or for otherwise promoting the Fund. Payments of this type are sometimes referred to as revenue-sharing payments. Any payments made pursuant to such arrangements may vary in any year and may be different for different intermediaries. In certain cases, the payments described in the preceding sentence may be subject to certain minimum payment levels.

Any payments described above by the Sponsor, Marketing Agent, and/or their affiliates will be made from their own assets and not from the assets of the Fund. Although a portion of the Sponsor’s revenue comes directly or indirectly in part from fees paid by the Fund, payments to financial intermediaries are not financed by the Fund and therefore do not increase the price paid by investors for the purchase of Shares of, or the cost of owning, the Fund or reduce the amount received by a Shareholder as proceeds from the redemption of the Fund’s Shares. As a result, such payments are not reflected in the description of the Fund’s fees and expenses. The Sponsor periodically assesses the advisability of continuing to make these payments. Payments to a financial intermediary may be significant to that intermediary, and amounts that intermediaries pay to your adviser, broker, or other investment professional, if any, may also be significant to such adviser, broker, or investment professional. Because an intermediary may make decisions about what investment options it will make available or recommend, and what services to provide in connection with various products, based on payments it receives or is eligible to receive, such payments create conflicts of interest between the intermediary and its clients. For example, these financial incentives may cause the intermediary to recommend the Fund over other investments. The same conflict of interest exists with respect to your financial adviser, broker, or investment professionals if he or she receives similar payments from his or her intermediary firm. Please contact your salesperson, adviser, broker, or other investment professional for more information regarding any such payments or financial incentives his or her intermediary firm may receive. Any payments made, or financial incentives offered, by the Sponsor, Marketing Agent and/or their affiliates made to an intermediary may create an incentive for the intermediary to encourage customers to buy Shares of the Fund.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material U.S. federal income tax considerations that generally apply to the purchase, ownership and disposition of Shares (including Tokenized Shares) by a “U.S. Shareholder” (as defined below), and certain United States federal income, gift and estate tax consequences that may apply to an investment in Shares by a “Non-U.S. Shareholder” (as defined below). The discussion below is based on the Code, Treasury Regulations promulgated under the Code and judicial and administrative interpretations of the Code, all as in effect on the date of this Prospectus; no assurance can be given that future legislation, regulations, court decisions and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after a Shareholder has invested in the Fund, could be applied retroactively.

The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders, including banks, thrift institutions and certain other financial institutions, insurance companies, tax-exempt organizations, brokers and dealers in securities or currencies, certain securities traders, persons holding Shares as a position in a “hedging,” “straddle,” “conversion” or “constructive sale” transaction (as those terms are defined in the authorities mentioned above), qualified pension and profit-sharing plans, individual retirement accounts (“IRAs”), certain other tax- deferred accounts, U.S. expatriates, persons whose “functional currency” is not the U.S. dollar, persons subject to the federal alternative minimum tax, non-U.S. Shareholders (except as specifically provided under “Income Taxation of Non-U.S. Shareholders” and “Estate and Gift Tax Considerations for Non-U.S. Shareholders” below) and other Shareholders with special circumstances may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who hold Shares as “capital assets” within the meaning of Code section 1221. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to an investor in light of its particular circumstances.

Moreover, the discussion below does not address the effect of any state, local, or foreign tax law on an owner of Shares. Purchasers of Shares are urged to consult their own tax advisors with respect to all federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is:

•	An individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes;

•	An entity treated as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	An estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A Shareholder that is not a U.S. Shareholder as defined above is generally considered a “Non-U.S. Shareholder” for purposes of this discussion. For United States federal income tax purposes, the treatment of any beneficial owner of an interest in a partnership, or any other entity treated as a partnership for United States federal income tax purposes, will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in partnerships are urged to consult their tax advisors about the United States federal income tax consequences of purchasing, owning, and disposing of Shares.

Taxation of the Fund

The Fund will be treated as a “grantor trust” for federal income tax purposes. There can be no assurance that the IRS will agree with that treatment, and it is possible that the IRS or another tax authority could assert a position contrary thereto and that a court could sustain that contrary position. If the Fund were found not to be taxable as a “grantor trust,” the Sponsor would likely terminate and liquidate the Fund. The balance of this disclosure assumes that the Fund will be treated as a “grantor trust” for U.S. federal income tax purposes.

As a “grantor trust” for U.S. federal income tax purposes, neither the Trust nor the Fund itself will pay U.S. federal income tax. Instead, the income and expenses of the Fund “flow through” to the Fund’s Shareholders, and the Administrator will report the Fund’s income, gains, losses and deductions to the IRS on that basis.

Taxation of U.S. Shareholders

Shareholders generally will be treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Fund. Shareholders also will be treated as if they directly received their respective pro rata shares of the Fund’s income, if any, regardless of whether they receive any distributions from the Fund. Shareholders will also be treated as if they directly incurred their respective pro rata shares of the Fund’s expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Fund at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares by delivering gold bullion to the Fund, the delivery of gold bullion to the Fund in exchange for the underlying gold bullion represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder’s tax basis and holding period for the Shareholder’s pro rata share of the gold bullion held in the Fund will be the same as its tax basis and holding period for the gold bullion delivered in exchange therefor. For purposes of this discussion, it is assumed that all of a Shareholder’s Shares are acquired on the same date, at the same price per Share and, except where otherwise noted, that the sole asset of the Fund is gold bullion.

When the Fund sells gold bullion, for example to pay expenses, a Shareholder generally will recognize gain or loss in an amount equal to the difference between (1) the Shareholder’s pro rata share of the amount realized by the Fund upon the sale and (2) the Shareholder’s tax basis for its pro rata share of the gold bullion that was sold, which gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the Shareholder is treated as having held its share of the gold bullion that was sold for more than one year. A Shareholder’s tax basis for its share of any gold bullion sold by the Fund generally will be determined by multiplying the Shareholder’s total tax basis for its share of all of the gold bullion held in the Fund immediately prior to the sale by a fraction, the numerator of which is the amount of gold bullion sold and the denominator of which is the total amount of the gold bullion held in the Fund immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the gold bullion remaining in the Fund will be equal to its tax basis for its share of the total amount of the gold bullion held in the Fund immediately prior to the sale, less the portion of such basis allocable to the Shareholder’s share of the gold bullion that was sold.

Upon a Shareholder’s sale of some or all of its Shares, the Shareholder will be treated as having sold the portion of its pro rata share of the gold bullion held in the Fund at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (1) the amount realized pursuant to the sale of the Shares, and (2) the Shareholder’s tax basis for the portion of its pro rata share of the gold bullion held in the Fund at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

A redemption of some or all of a Shareholder’s Shares in exchange for the underlying gold bullion represented by the Shares redeemed generally will not be a taxable event to the Shareholder. The Shareholder’s tax basis for the gold bullion received in the redemption generally will be the same as the Shareholder’s tax basis for the portion of its pro rata share of the gold bullion held in the Fund immediately prior to the redemption that is attributable to the Shares redeemed. The Shareholder’s holding period with respect to the gold bullion received should include the period during which the Shareholder held the Shares redeemed. A subsequent sale of the gold bullion received by the Shareholder will be a taxable event for U.S. federal income tax purposes, unless a nonrecognition provision of the Code applies to such sale.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the gold bullion held in the Fund immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the gold bullion held in the Fund immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale or, in the case of a redemption, which is treated as the basis of the gold bullion received by the Shareholder in the redemption.

As noted above, the foregoing discussion assumes that all of a Shareholder’s Shares were acquired on the same date and at the same price per Share. If a Shareholder owns multiple lots of Shares (i.e., Shares acquired on different dates and/or at different prices), it is uncertain whether the Shareholder may use the “specific identification” rules that apply under Treas. Reg. § 1.1012-1(c) in the case of sales of shares of stock, in determining the amount, and the long-term or short-term character, of any gain or loss recognized by the Shareholder upon the sale of gold bullion by the Fund, upon the sale of any Shares by the Shareholder, or upon the sale by the Shareholder of any gold bullion received by it upon the redemption of any of its Shares. The IRS could take the position that a Shareholder has a blended tax basis and holding period for its pro rata share of the underlying gold bullion in the Fund. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, are urged to consult their own tax advisors as to the determination of the tax basis and holding period for the underlying gold bullion related to such Shares.

In certain cases a Shareholder may own Shares as Tokenized Shares. For U.S. federal income tax purposes, the Sponsor intends to take the position that Tokenized Shares and Traditional Shares are fungible. As a result, a Shareholder that exchanges Tokenized Shares for Traditional Shares is not expected to recognize gain or loss upon the exchange. There can be no assurance that the IRS will agree with such treatment, and it is possible that the IRS or another tax authority could assert a position contrary thereto including having a court sustain such contrary position. To the extent that the IRS successfully asserted that Tokenized Shares and Traditional Shares are not fungible, a Shareholder that exchanges Tokenized Shares for Traditional Shares may recognize gain or loss for U.S. federal income tax purposes. Shareholders are urged to consult their own independent tax advisors regarding the United States federal income tax consequences of holding Shares in various forms and any such exchanges.

Maximum 28% Long-Term Capital Gains Tax Rate for Non-Corporate U.S. Shareholders

Under current federal income tax law, gains recognized by non-corporate U.S. Shareholders from the sale of “collectibles,” including gold bullion, held for more than one year are taxed at a maximum rate of 28%, rather than the 20% rate applicable to most other long-term capital gains. For these purposes, gain recognized by a non-corporate U.S. Shareholder upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the trust. Therefore, any gain recognized by a non-corporate U.S. Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Fund’s sale of any gold bullion which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum U.S. federal income tax rate of 28%; if the Shares or gold bullion sold is held (or treated as held) for one year or less, then any such gain so recognized would be taxed for U.S. federal income tax purposes at the same rate at which ordinary income is taxed.

3.8% Tax on Net Investment Income

Certain U.S. Shareholders who are individuals are required to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes dividends, interest, and net gains from the disposition of investment property. This tax is in addition to any regular U.S. federal income tax due on such investment income. A similar tax will apply to certain Shareholders that are estates or trusts. U.S. Shareholders are urged to consult their tax advisors regarding the effect, if any, this law may have on an investment in the Shares.

Brokerage Fees and Fund Expenses

Any brokerage or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Fund. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize gain or loss upon a sale of gold bullion by the Fund (as discussed above), even though some or all of the proceeds of such sale are used by the Administrator to pay the Fund’s expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Fund to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates, or trusts, however, may be required to treat some or all of the expenses of the Fund as miscellaneous itemized deductions. Individuals may not deduct miscellaneous itemized deductions for tax years beginning after December 31, 2017 and before January 1, 2026. For tax years beginning before January 1, 2018 and after December 31, 2025, individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase-outs and other limitations under applicable provisions of the Code.

Investment by U.S. Tax-exempt Shareholders

U.S. Tax-Exempt Shareholders are subject to United States federal income tax only on their unrelated business taxable income (“UBTI”). Unless they incur debt in order to purchase Shares, it is expected that U.S. Tax-Exempt Shareholders should not realize UBTI in respect of income or gains from the Shares. U.S. Tax-Exempt Shareholders are urged to consult their own independent tax advisors regarding the United States federal income tax consequences of holding Shares in light of their particular circumstances.

Investment by Regulated Investment Companies

Mutual funds and other investment vehicles which are taxed as “regulated investment companies” within the meaning of section 851 of the Code are strongly urged to consult with their tax advisors concerning the likelihood that an investment in Shares will affect their qualification as a “regulated investment company.”

Investment by Certain Retirement Plans

Code section 408(m) provides that the acquisition of a “collectible” by an IRA, or a participant-directed account maintained under any plan that is tax-qualified under Code section 401(a), is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the plan account is maintained, of an amount equal to the cost to the account of acquiring the collectible. The IRS has issued private letter rulings to taxpayers, including an affiliate of the Sponsor, concluding that the purchase of shares in trusts similar to the Fund by an IRA owner or plan participant will not constitute the acquisition of a collectible or be treated as resulting in a taxable distribution to the IRA owner or plan participant under Code section 408(m). Private letter rulings are only binding on the IRS with respect to the taxpayer to which they are issued. The Fund has neither requested nor obtained such a private letter ruling. IRA owners and plan participants are strongly urged to consult with their tax advisors before directing any such accounts to invest in the Shares.

However, if any of the shares so purchased are distributed from an IRA or plan account to the IRA owner or plan participant, or if any gold received by such IRA or plan account upon the redemption of any of shares purchased by it is distributed (or treated as distributed under Code section 408(m)) to the IRA owner or plan participant, the shares or gold so distributed will be subject to federal income tax in the year of distribution, to the extent provided under the applicable provisions of Code section 408(d), 408(m), or 402.

U.S. Information Reporting and Backup Withholding for U.S. and Non-U.S. Shareholders

The Administrator will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Fund. The Administrator will make information available that will enable brokers and custodians through which investors hold Shares to prepare and, if required, to file certain information returns (e.g., Form 1099) with the IRS. To the extent required by applicable regulations, each Shareholder will be provided with information regarding its allocable portion of the Fund’s annual income, expenses, gains and losses (if any).

A Shareholder may be subject to U.S. backup withholding tax in certain circumstances unless the Shareholder provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not U.S. persons, and some Non-U.S. Shareholders will be required to meet certain information reporting or certification requirements imposed by the Foreign Account Tax Compliance Act (“FATCA”), which is discussed below.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS.

Estate and Gift Tax Considerations for Non-U.S. Shareholders

Under the U.S. federal tax law, individuals who are neither citizens nor residents (as determined for federal estate and gift tax purposes) of the United States are subject to estate tax on all property that has a U.S. “situs.” Shares may be considered to have a U.S. situs for these purposes. If they are, then Shares would be includible in the U.S. federal gross estate of an individual Non-U.S. Shareholder. Currently, U.S. federal estate tax is imposed at rates of up to 40% of the fair market value of the taxable estate. The U.S. federal estate tax rate is subject to change in future years. In addition, the U.S. federal “generation-skipping transfer tax” may apply in certain circumstances. The estate of an individual Non-U.S. Shareholder who is resident in a country that has an estate tax treaty with the United States may be entitled to benefit from such treaty.

For individual Non-U.S. Shareholders, the U.S. federal gift tax generally applies only to gifts of tangible personal property or real property having a U.S. situs. Tangible personal property (including gold) has a U.S. situs if it is physically located in the United States. Although the matter is not settled, it appears that ownership of Shares should not be considered ownership of the underlying gold for this purpose, even to the extent that gold was held in custody in the United States. Instead, Shares should be considered intangible property, and therefore they should not be subject to U.S. federal gift tax if transferred during the holder’s lifetime. Individual Non-U.S. Shareholders are urged to consult their tax advisors regarding the possible application of U.S. estate, gift and generation-skipping transfer taxes in their particular circumstances.

Taxation in Jurisdictions other than the United States

Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their tax advisors as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction not being the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

THE DECLARATION OF TRUST

The Trust operates under the terms of the Declaration of Trust, dated as of [      ], 2025, between the Sponsor and the Trustee. A copy of the Declaration of Trust is available for inspection at the Trust’s office. A description of the Declaration of Trust’s material terms is provided below.

The Sponsor

This section summarizes some of the important provisions of the Declaration of Trust that apply to the Sponsor. For a general description of the Sponsor’s role concerning the Trust, see the section “Prospectus Summary — The Sponsor.”

Liability of the Sponsor and indemnification

The Sponsor will not be liable to the Trust, the Trustee or any Shareholder for any action taken or for refraining from taking any action in good faith, or for errors in judgment or for depreciation or loss incurred by reason of the sale of any gold bullion or other assets of the Fund or the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own gross negligence, bad faith, or willful misconduct.

The Sponsor and each of its shareholders, members, directors, officers, employees, affiliates, and subsidiaries will be indemnified by the Trust and held harmless against any losses, liabilities or expenses incurred in the performance of its duties under the Declaration of Trust without gross negligence, bad faith, or willful misconduct. The Sponsor may rely in good faith on any paper, order, notice, list, affidavit, receipt, evaluation, opinion, endorsement, assignment, draft, or any other document of any kind prima facie properly executed and submitted to it by the Trustee, the Trustee’s counsel or by any other person for any matters arising under the Declaration of Trust. The Sponsor shall in no event be deemed to have assumed or incurred any liability, duty, or obligation to any Shareholder or to the Trustee other than as expressly provided for in the Declaration of Trust. Such indemnity includes payment from the Trust of the costs and expenses incurred in defending against any indemnified claim or liability under the Declaration of Trust.

The Trustee

This section summarizes some of the important provisions of the Declaration of Trust that apply to the Trustee. For a general description of the Trustee’s role concerning the Trust, see the section “Prospectus Summary — The Trustee.”

Liability of the Trustee and indemnification

The Trustee will not be liable or accountable to the Trust or any other person or under any agreement to which the Trust or any series of the Trust is a party, except for a Trustee’s breach of its obligations pursuant to the Declaration of Trust or its own gross negligence, bad faith, or willful misconduct. The Trustee and each of its officers, affiliates, directors, employees, and agents will be indemnified by the Trust from and against any losses, claims, taxes, damages, reasonable expenses, and liabilities incurred with respect to the creation, operation, or termination of the Trust, the execution, delivery, or performance of the Declaration of Trust or the transactions contemplated thereby; provided that the indemnified party acted without gross negligence, bad faith, or willful misconduct.

Duties

The Trustee will have none of the duties or liabilities of the Sponsor. The duties of the Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware, (ii) the execution of any certificates required to be filed with the Secretary of State of the State of Delaware that the Trustee is required to execute under Section 3811 of the Delaware Statutory Trust Act, and (iii) any other duties specifically allocated to the Trustee in the Declaration of Trust or agreed in writing with the Sponsor from time to time.

Resignation, discharge or removal of Trustee; successor trustees

The Trustee may resign at any time by giving at least 60 days’ advance written notice to the Trust, provided that such resignation will not become effective until such time as a successor Trustee has accepted appointment as Trustee of the Trust. The Sponsor may remove a Trustee at any time by giving at least 60 days’ advance written notice to the Trustee, provided that such removal will not become effective until such time as a successor Trustee has accepted appointment as Trustee of the Trust. Upon effective resignation or removal, the Trustee will be discharged of its duties and obligations.

Statements, Filings and Reports

Proper books of account for the Fund shall be kept and shall be audited annually by an independent certified public accounting firm selected by the Sponsor in its sole discretion, and there shall be entered therein all transactions, matters and things relating to the Fund’s business as are required by the Securities Act, as amended, and all other applicable rules and regulations, and as are usually entered into books of account kept by persons engaged in a business of like character. The books of account shall be kept at the principal office of the Trust.

Fiscal Year

The fiscal year of the Fund will initially be the period ending December 31 of each year. The Sponsor has the continuing right to select an alternate fiscal year.

Termination of the Trust or the Fund

The Sponsor will give written notice of the termination of the Trust or the Fund, specifying the date of termination, to Shareholders of the Trust or the Fund, as applicable, at least 30 days prior to the termination of the Trust or the Fund. The Sponsor will, within a reasonable time after such termination, sell all of the gold bullion not already distributed to Authorized Participants redeeming Creation Units, if any, in such a manner so as to effectuate orderly sales and a minimal market impact. The Sponsor shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any sale or sales made in accordance with the provisions of the Declaration of Trust. The Sponsor may suspend its sales of the gold bullion upon the occurrence of unusual or unforeseen circumstances, including, but not limited to, a suspension in trading of gold.

Amendments to the Declaration of Trust

The Declaration of Trust can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent by making an amendment, a supplement thereto, or an amended and restated declaration of trust. Any such restatement, amendment and/or supplement hereto shall be effective on such date as designated by the Sponsor in its sole discretion.

Governing Law

The Declaration of Trust and the rights of the Sponsor, the Trustee, DTC (as registered owner of the Trust’s global certificates for Shares), and the Shareholders under the Declaration of Trust are governed by the laws of the State of Delaware.

INITIAL AP

On [      ], 2025, the initial Authorized Participant, [      ] (the “Initial AP”), purchased [      ] Shares at a per-Share price of $[      ] (the “Seed Creation Units”). Total proceeds to the Fund from the sale of the Seed Creation Units were [      ] ounces of gold. The value of gold deposited with the Fund was $[      ] based on the LBMA Gold Price PM on [      ], 2025 of $[      ] per ounce of gold. Delivery of the Seed Creation Units was made on [            ], 2025. As of the date of this Prospectus, these [      ] Shares represent all of the outstanding Shares. The Initial AP intends to offer the Shares comprising the Seed Creation Units to the public pursuant to this Prospectus at a per Share offering price that will vary depending on, among other things, the price of gold and market price of the Shares on the NYSE Arca at the time of the offer. Shares offered by the Initial AP at different times may have different offering prices. The Initial AP will be acting as underwriter with respect to the Seed Creation Units. Prior to this offering, there was no public market for the Shares.

PLAN OF DISTRIBUTION

In addition to, and independent of, initial purchases by the Initial AP (described above), the Fund expects to issue Shares in Creation Units to Authorized Participants on a continuous basis in exchange for deposits of the amount of gold bullion represented by the Creation Units being created. As of [      ], 2025, [      ] and [      ] are the only Authorized Participants. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Fund, a “distribution,” as such term is used in the Securities Act, will be occurring.

Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, an Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Creation Unit from the Fund, breaks the Creation Unit down into the constituent Shares and sells the Shares to its customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter.

Investors who purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(a)(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and through broker-dealers who are members of FINRA. Investors intending to create or redeem Creation Units through Authorized Participants in transactions not involving a broker-dealer registered in an investor’s state of domicile or residence should consult their legal advisors regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

Because FINRA views the Shares as interests in a direct participation program, no FINRA-member, or person associated with a member, will participate in a public offering of Shares except in compliance with FINRA Rule 2310. Authorized Participants do not receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares.

The Shares will trade on NYSE Arca under the symbol “HGT.”

The Marketing Agent assists the Sponsor in, among other things: (1) developing a marketing plan for the Fund on an ongoing basis; (2) preparing marketing materials regarding the Shares, including the content on the Fund’s website; (3) executing the marketing plan for the Fund; (4) conducting public relations activities related to the marketing of Shares; and (5) incorporating gold into its strategic and tactical exchange-traded fund research.

CONFLICTS OF INTEREST

Potential conflicts of interest may arise among the Sponsor or its affiliates, on the one hand, and the Fund and its Shareholders, on the other hand. The Sponsor manages the Fund’s business and affairs, including oversight of the Fund’s key service providers. Certain of these service providers, including the Gold Custodian and the Marketing Agent, are affiliates of the Sponsor. As a result, the Sponsor may face actual or perceived conflicts in selecting, compensating or evaluating affiliated service providers.

The Fund is externally managed and does not have a board of directors or its own executive officers. Accordingly, investors must rely on the Sponsor to resolve conflicts in good faith. These conflicts may include, among others, the Fund’s indemnification of the Sponsor and its affiliates pursuant to the Declaration of Trust, the Sponsor’s ability to engage in business activities that compete with the Fund, and the personal trading activities of the Sponsor’s officers in gold bullion or securities similar to the Shares (subject to internal trading policies). The Sponsor and its affiliates may also develop or sponsor other investment products that are similar to or compete with the Fund. The Sponsor has not adopted formal procedures for resolving all such conflicts.

For additional information, see “Risk Factors—General Risks—Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund.”

LEGAL MATTERS

The validity of the Shares will be passed upon for the Sponsor by Morgan, Lewis & Bockius LLP, which, as special United States tax counsel to the Fund, will also render an opinion regarding the material federal income tax consequences relating to the Shares.

EXPERTS

The financial statements as of [      ] included in this Prospectus have been so included in reliance on the report of [      ], an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INFORMATION YOU SHOULD KNOW

This Prospectus contains information you should consider when making an investment decision about the Shares. You should rely only on the information contained in this Prospectus. None of the Fund, the Trust, nor the Sponsor has authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The information contained in this Prospectus was obtained from the Fund, the Trust, the Sponsor and other sources the Fund believes to be reliable.

You should disregard anything that the Fund, Trust or the Sponsor said in an earlier document that is inconsistent with what is included in this Prospectus.

You should not assume that the information in this Prospectus is current as of any date other than the date on the front page of this Prospectus.

We include cross-references in this Prospectus to captions in these materials where you can find further related discussions. The table of contents tells you where to find these captions.

WHERE YOU CAN FIND MORE INFORMATION

The Sponsor has filed on behalf of the Fund a registration statement on Form S-1 with the SEC under the Securities Act. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and exhibits for further information with respect to Shares. Statements contained in this Prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this Prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

The Fund will be subject to the informational requirements of the Exchange Act, and the Sponsor, on behalf of the Fund, will file certain periodic reports and other information with the SEC. These filings will contain certain important information that does not appear in this prospectus and will be available free of cost on the SEC’s website referenced above. Information about the Fund and the Shares can also be obtained, free of charge, from the Fund’s website: [      ]. This Internet address is only provided here as a convenience to you to allow you to access the Fund’s website, and the information contained on or connected to the Fund’s website is not part of this Prospectus or the registration statement of which this Prospectus is a part.

APPENDIX A

GLOSSARY OF DEFINED TERMS

In this Prospectus, each of the following quoted terms has the meaning set forth after such term:

“Administrator” — The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York.

“Allocated Gold Account Agreement” — The agreement between the Trust and the Gold Custodian which establishes the Fund Allocated Account. The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement are sometimes referred to together as the “Custody Agreements.”

“Authorized Participant” — A person who (1) is a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) is a participant in DTC, (3) has entered into a Participant Agreement with the Administrator, and (4) has established an unallocated account with the Gold Custodian or another LPMCL clearing bank. Only Authorized Participants may place orders to create or redeem one or more Creation Units.

“Book-Entry System” — The Federal Reserve Treasury Book-Entry System for United States and federal agency securities.

“Business Day” — Any day the Fund’s Listing Exchange is open for business.

“CEA” — The Commodity Exchange Act of 1936, as amended.

“CFTC” — The Commodity Futures Trading Commission, established under the CEA. The CFTC is an independent agency of the United States Government with the mandate to regulate commodity interests, including commodity futures and option and swap markets in the United States.

“Code” — The United States Internal Revenue Code of 1986, as amended.

“Creation Unit” — A block of 50,000 Shares or more or such other amount as established from time to time by the Sponsor. Multiple blocks are called “Creation Units.”

“Creation Unit Gold Delivery Amount” — The total deposit of gold bullion required to create a Creation Unit. The Creation Unit Gold Delivery Amount is the number of ounces of gold bullion required to be delivered to the Fund by an Authorized Participant in connection with a creation order for a single Creation Unit. The Creation Unit Gold Delivery Amount also refers to the amount of gold bullion to be paid out by the Fund in connection with the redemption of a Creation Unit.

“Custody Agreements” — The Allocated Gold Account Agreement together with the Unallocated Gold Account Agreement.

“Declaration of Trust” — The agreement and declaration of trust entered into by the Sponsor and the Trustee under which the Trust is formed, and which sets forth the rights and duties of the Sponsor and the Trustee, as such agreement and declaration of trust may be amended or restated from time to time.

“DTC” — The Depository Trust Company. DTC is a limited purpose trust company organized under New York law, a member of the U.S. Federal Reserve System and a clearing agency registered with the SEC pursuant to the provisions of Section 17A of the Exchange Act. DTC will act as the securities depository for the Shares.

“DTC Participant” — A participant in DTC, such as a bank, broker, dealer, or trust company.

“Exchange Act” — The Securities Exchange Act of 1934, as amended.

“FCA” — The Financial Conduct Authority, an independent non-governmental body which exercises statutory regulatory power under the FS Act and which regulates the major participating members of the LBMA in the United Kingdom.

“FS Act” — The Financial Services Act 2012.

“Fund Allocated Account” — The allocated gold bullion account of the Trust established with the Gold Custodian on behalf of the Fund by the Allocated Gold Account Agreement. The Fund Allocated Account will be used to hold the gold bullion that is transferred from the Fund Unallocated Account to be held by the Fund in allocated form (i.e., as individually identified bars of gold bullion).

“Fund Unallocated Account” — The unallocated gold bullion account of the Trust established with the Gold Custodian on behalf of the Fund by the Unallocated Gold Account Agreement. The Fund Unallocated Account will be used to facilitate the transfer of gold bullion in and out of the Fund. Specifically, it will be used to transfer gold bullion deposits and gold bullion redemption distributions between Authorized Participants and the Fund in connection with the creation and redemption of Creation Units and in connection with sales of gold bullion for the Fund.

“Gold Custodian” — HSBC Bank plc, a company incorporated in England, whose principal place of business in England is at 8 Canada Square, London E14 5HQ.

“Gold Price” — Generally the LBMA Gold Price PM.

“IBA” — The ICE Benchmark Administration Limited, an independent specialist benchmark administrator who provides the price platform, methodology and overall administration and governance for the LBMA Gold Price.

“Indirect Participants” — Those banks, brokers, dealers, trust companies and others who maintain, either directly or indirectly, a custodial relationship with a DTC Participant.

“Initial AP” — [            ].

“LBMA” — The London Bullion Market Association. The LBMA is the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold. Further, the LBMA coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation. The major participating members of the LBMA are regulated by the FSA in the United Kingdom under the FS Act.

“LBMA Gold Price” — The price per troy ounce of gold bullion for delivery in London through a member of the LBMA stated in USDs and set via an electronic auction process run twice daily at 10:30 a.m. and 3:00 p.m. London time each Business Day as calculated and administered by the IBA.

“LBMA Gold Price PM” — The 3:00 p.m. London time LBMA Gold Price.

“Listing Exchange” — NYSE Arca, Inc. or other primary U.S. national securities exchange on which Shares are listed.

“London Good Delivery Bar” — A bar of gold bullion meeting the London Good Delivery Standards.

“London Good Delivery Standards” — The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars as set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA. The London Good Delivery Standards are described in “The Gold Industry — The London Bullion Market.”

“LPMCL” — The London Precious Metals Clearing Limited.

“Marketing Agent” — HSBC Securities Inc., a registered as a broker-dealer under the Exchange Act, and a member in good standing of the Financial Industry Regulatory Authority, has been appointed to assist the Sponsor with certain marketing activities.

“NAV” — The net asset value of the Fund or a Share of the Fund. See “Prospectus Summary — The Offering — Net Asset Value” for a description of how the NAV of the Fund and the NAV per Share are calculated.

“OTC” — The global Over-the-Counter market for the trading of gold which consists of transactions in spot, forwards, options and other derivatives.

“Participant Agreement” — An agreement entered into by each Authorized Participant with respect to the Fund which provides the procedures for the creation and redemption of Creation Units and for the delivery of the gold bullion required for such creations and redemptions.

“Precidian” — Precidian Investments LLC.

“Precidian Agreement” — The agreement of services between the Sponsor and Precidian.

“SEC” — The U.S. Securities and Exchange Commission.

“Securities Act” — The Securities Act of 1933, as amended.

“Seed Creation Units” — The Creation Units issued to the Initial AP in exchange for the deposit into the Fund of ounces of gold bullion in connection with the initial operation of the Fund.

“Shareholders” — Owners of beneficial interests in the Shares.

“Shares” — Units of fractional undivided beneficial interest in and ownership of the Fund that are issued by the Trust.

“Sponsor” — HSBC Markets (USA) Inc., a Delaware corporation.

“Sponsor Agreement” — The agreement between the Trust and the Sponsor setting forth, among other things, the Sponsor’s compensation for its services as Sponsor of the Trust.

“Tokenized Share” — An instruction token that is a digital representation of a Traditional Share, which is represented on a private permissioned blockchain network maintained by the Transfer Agent’s permissioned blockchain system.

“tonne” — One metric tonne, which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

“Transfer Agent” — The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York .

“Trust” — HSBC Physical Gold Trust, a statutory trust formed on [      ] under Delaware statutory law as set forth in the Declaration of Trust.

“Trustee” — CSC Delaware Trust Company, a subsidiary of the Corporation Service Company.

“Unallocated Gold Account Agreement” — The agreement between the Trust and the Gold Custodian that establishes the Fund Unallocated Account. The Allocated Gold Account Agreement and the Unallocated Gold Account Agreement are sometimes referred to together as the “Custody Agreements.”

“U.S. Shareholder” — A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for U.S. federal income tax purposes; (2) a business entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

“Weekday” — each calendar day other than a Saturday or Sunday.

Report of Independent Registered Public Accounting Firm

[To be provided by amendment]

Financial Statements

[To be provided by amendment]

HSBC Physical Gold Trust

HSBC Hybrid Gold ETF

prospectus

                        , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The Trust shall not bear any expenses incurred in connection with the issuance and distribution of the securities being registered. These expenses shall be paid by the Sponsor.

SEC registration fee		*
FINRA filing fee		*
NYSE Arca listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total offering expenses	$	*

*            To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may indemnify and hold harmless any member, manager or other person against any and all claims and demands whatsoever, subject to any standards and restrictions set forth in the limited liability company agreement of the limited liability company.

Section 4.05 of the Declaration of Trust provides that the Sponsor and its shareholders, members, directors, officers, employees, Affiliates (as defined in the Declaration of Trust), and subsidiaries shall be indemnified by the Trust and held harmless against any loss, liability, or expense incurred hereunder without gross negligence, bad faith, or willful misconduct on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Declaration of Trust or any actions taken in accordance with the provisions of the Declaration of Trust. Any amounts payable to an indemnified under Section 4.05 may be payable in advance or shall be secured by a lien on the Trust. Section 4.05 provides that the Sponsor may, in its discretion, undertake any action that it may deem necessary or desirable in respect of the Declaration of Trust and the rights and duties of the parties thereto and the interests of the Shareholders (as defined in the Declaration of Trust) and, in such event, the legal expenses and costs of any such action shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust. The foregoing indemnification obligations of the Trust as provided in Section 4.05 shall survive the termination of the Declaration of Trust.

Section 3.05 of the Declaration of Trust provides that the Trustee or any officer, Affiliate (as defined in the Declaration of Trust), director, employee, or agent, of the Trustee (each an “Indemnified Person”) shall be entitled to indemnification from the Trust, to the fullest extent permitted by law, from and against any and all losses, claims, taxes, damages, reasonable expenses, and liabilities (including liabilities under state or federal securities laws) of any kind and nature whatsoever (collectively, “Expenses”), to the extent that such Expenses arise out of or are imposed upon or asserted against such Indemnified Persons with respect to the creation, operation, or termination of the Trust, the execution, delivery, or performance of the Declaration of Trust or the transactions contemplated thereby; provided, however, that the Trust shall not be required to indemnify any Indemnified Person for any Expenses that are a result of the gross negligence, bad faith, or willful conduct of such Indemnified Person. The obligations of the Trust to indemnify the Indemnified Persons as provided in Section 3.05 shall survive the Declaration of Trust’s termination.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Exhibit Description
1.1*	Form of Participant Agreement
3.1*	Certificate of Trust
3.2*	Declaration of Trust
5.1*	Opinion of Morgan, Lewis & Bockius LLP as to legality
8.1*	Opinion of Morgan, Lewis & Bockius LLP as to tax matters
10.1*	Form of Sponsor Agreement
10.2*	Form of Initial Authorized Participant Agreement
10.3*	Form of Marketing Agreement
10.4*	Form of Allocated Account Agreement
10.5*	Form of Unallocated Account Agreement
10.6*	Form of Cash Custody Agreement
10.7*	Form of Transfer Agent Agreement
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)
24.1	Powers of Attorney (included on signature page to the registration statement)
107*	Filing Fee Table

*	To be filed by amendment.

(b)	Financial Statement Schedules.

Not applicable.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of [ ], and the State of [                    ], on [                     ], 2025.

HSBC Physical Gold Trust

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints [      ] and [      ], and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Title

(Principal Executive Officer)*

(Principal Financial Officer and Principal Accounting Officer)*

Director*

Director*

Director*

*	The registrant is a series of a trust and the persons are signing in their capacities as officers and directors of HSBC Markets (USA) Inc., the Sponsor of the registrant.